SILICON LABS

2023
ANNUAL
REPORT

To Our Shareholders

In a challenging year, the Silicon Labs team executed well. We entered the year with solid first quarter results but saw the weak macroeconomic environment begin to soften demand, first in our Home & Life markets and then eventually in our Industrial & Commercial business. As the year progressed, we faced a difficult combination of weak demand and high customer inventories. We moved quickly to manage expenses, focusing first on temporary reductions in discretionary and flexible spending. Given the duration and severity of the downturn though, we took the difficult step of making structural reductions in headcount and other spending while maintaining investments in essential R&D projects to drive future growth.

We believe the fourth quarter of 2023 represented the low point for our revenue and expect a return to sequential growth beginning with the first quarter of 2024 as customers destock their inventories, design wins continue ramping to production, and end market demand improves.

We are encouraged by another year of outstanding design win achievement despite the market challenges. The projected lifetime revenue of our 2023 design wins was up low double digits year-over-year, in line with the ambitious targets we set. These design wins span a broad range of technologies, applications, and customers and are expected to deliver strong growth and earnings power as the market dynamics improve.

In 2023, we continued to gain share, including in high-growth markets. We secured significant new wins in Connected Health, particularly in the US and Asia-Pacific region. The demand for connected health devices is growing rapidly, driven by demographics and an increase in chronic diseases like diabetes. We are confident that our solutions will continue to gain traction and serve this market well.

We achieved record revenue in our Commercial end market as retail environments continue to digitize, extending beyond the growing adoption of electronic shelf labels to include cameras and sensors integrating our Bluetooth solutions.

The Smart Cities end market also had a record year, driven largely by metering, but also with share gains in the solar market with integrated solutions for both wireless connectivity and compute in solar panels, which help to optimize energy production and increase fire safety with rapid shutdown capabilities.

We also continued to expand our highly successful portfolio of Series 2-based products:

- Announced general availability for our flagship FG25 sub-Ghz SoC, ideal for long-range, low-power communications, capable of broadcasting more than 1km with minimal data loss in dense, urban environments.

- Announced the xG27 family of Bluetooth SoCs for the smallest form factor IoT devices, offering IoT device designers the energy efficiency, high performance, security, and wireless connectivity ideal for tiny, battery-optimized devices like connected medical devices, wearables, asset monitoring tags, and smart sensors.

- Announced the new dual-band FG28 SoC, with radios for sub-Gigahertz (Ghz) and 2.4 Ghz Bluetooth LE, making it particularly attractive for edge applications in growth areas like smart agriculture, smart cities, and neighborhood networks. The built-in AI/ML accelerator is a first for a sub-Ghz SoC, bringing AI/ML to the edge.

Earlier in 2023, we held the grand opening of the Silicon Labs Connectivity Lab at our Boston site, an event attended by top customers and partners. The Connectivity Lab simulates a modern Smart Home, with a range of IoT devices, applications, ecosystems, and networks. It offers developers an ideal environment to test their Matter prototypes operating within real-world scenarios across a variety of protocols and device brands.

In late August, we hosted our fourth annual Works With Conference, which attracted thousands of top IoT developers and included panels with partners like Amazon, Google, and Samsung. The virtual event covered a broad range of IoT technologies and trends, including Bluetooth, Wi-Fi, Matter, Wi-Sun, and Amazon Sidewalk, as well as the latest developments in security and AI/ML.

Perhaps most exciting, we announced our next-generation Series 3 platform, purpose-built for embedded IoT devices. Series 3 devices will be designed to offer industry-leading compute, wireless performance, scalability, and energy efficiency with the highest levels of IoT security. Notably, new levels of compute will bring more than 100x the processing capability of Series 2 and will include integrated AI/ ML accelerators for edge devices, enabling consolidation of system processing into wireless SoCs. We also announced the next version of our developer tool suite, Simplicity Studio, to help developers and device manufacturers streamline and accelerate product designs.

As we closed the year, we said goodbye to John Hollister, who stepped down after twenty years of dedicated service to Silicon Labs, 10 of those years as CFO. John's financial stewardship was instrumental to our success over the years, and his insights and partnership have been invaluable. The search for our new CFO is going well. We are impressed by the caliber and potential fit of the candidates and look forward to concluding the search as quickly as possible.

Looking ahead, we are excited about strong levels of engagement with customers, ecosystem partners, and ISPs regarding Matter and more Matter-certified products coming to market. The 917, which began sampling in 2023, will become generally available with the lowest power consumption of any competing Wi-Fi 6 product, enabling meaningfully longer battery life to a whole new class of applications. We also anticipate strong growth in our Life, Smart Cities, and Commercial end markets.

The long-term outlook for embedded solutions and the IoT is incredibly bright. With the breadth of our portfolio, the depth of our wireless expertise, and our focus on the IoT, Silicon Labs is well-positioned to lead.

Thank you for your investment in Silicon Labs.



Nav Sooch
Board Chairman

Matt Johnson
CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from　　　　to

Commission file number: 000-29823

SILICON LABORATORIES INC.
(Exact name of registrant as specified in its charter)

Delaware	**74-2793174**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
400 West Cesar Chavez, Austin, Texas	**78701**
(Address of principal executive offices)	(Zip Code)

(512) 416-8500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	SLAB	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒　　Accelerated filer ☐　　Non-accelerated filer ☐　　Smaller reporting company ☐　　Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter (July 1, 2023) was approximately $4.9 billion (assuming, for this purpose, that only directors and officers are deemed affiliates).

There were 31,904,670 shares of the registrant's common stock issued and outstanding as of February 12, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

Table of Contents

			Page Number
Part I			
	Item 1.	Business	2
	Item 1A.	Risk Factors	14
	Item 1B.	Unresolved Staff Comments	30
	Item 1C.	Cybersecurity	30
	Item 2.	Properties	31
	Item 3.	Legal Proceedings	32
	Item 4.	Mine Safety Disclosures	32
Part II			
	Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	33
	Item 6.	[Reserved]	34
	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	35
	Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	44
	Item 8.	Financial Statements and Supplementary Data	44
	Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	44
	Item 9A.	Controls and Procedures	44
	Item 9B.	Other Information	45
	Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	46
Part III			
	Item 10.	Directors, Executive Officers and Corporate Governance	47
	Item 11.	Executive Compensation	47
	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	47
	Item 13.	Certain Relationships and Related Transactions, and Director Independence	47
	Item 14.	Principal Accounting Fees and Services	47
Part IV			
	Item 15.	Exhibits and Financial Statement Schedules	48
	Item 16.	Form 10-K Summary	51

Cautionary Statement

Except for the historical financial information contained herein, the matters discussed in this report on Form 10-K (as well as documents incorporated herein by reference) may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include declarations regarding the intent, belief or current expectations of Silicon Laboratories Inc. and its management and may be signified by the words "believe," "estimate," "expect," "intend," "anticipate," "plan," "project," "will" or similar language. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results could differ materially from those indicated by such forward-looking statements. Factors that could cause or contribute to such differences include those discussed under "Risk Factors" and elsewhere in this report. Silicon Laboratories disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Part I

Item 1. Business

Overview

Silicon Laboratories Inc. is a leader in secure, intelligent wireless technology for a more connected world. Our integrated hardware and software platform, intuitive development tools, industry-leading ecosystem, and robust support help customers build advanced industrial, commercial, home, and life applications. We make it easy for developers to solve complex wireless challenges throughout the product lifecycle and get to market quickly with innovative solutions that transform industries, grow economies, and improve lives.

We are pioneers in wireless innovation and have spent the last two decades simplifying the complexity of radio frequency ("RF") from silicon to cloud. Our leading platform, purpose-built for the Internet of Things ("IoT"), helps customers quickly create secure, intelligent, connected devices. Our team and technology assist customers in solving development challenges, including energy efficiency, to build connected devices for applications that support better health, innovative infrastructure, and sustainable cities.

Our semiconductor devices leverage standard complementary metal oxide semiconductor ("CMOS"), a low-cost, widely available process technology. The use of CMOS technology enables smaller, more cost-effective, and energy-efficient solutions. Our software expertise allows us to develop products for markets where intelligent data capture, high-performance processing, and communication are increasingly important product differentiators. We also focus design and engineering efforts on technologies that simplify and accelerate customer adoption of security features engineered into our silicon chips. Our expertise in analog-intensive, mixed-signal integrated chip ("IC") design in CMOS, as well as in software development allows us to create new and innovative products that are highly integrated and secure, simplifying our customers' designs and improving their time-to-market.

Industry Background

The Internet of Things is about connecting embedded applications to the Internet. The phrase IoT describes the myriad of smart, connected devices that surround us today, deployed in a variety of home, life, commercial, and industrial applications. When MIT's Kevin Ashton first used the phrase in 1999, he was promoting the possibilities of RFID, but today, the IoT describes an impressive array of devices and capabilities. Machine learning is bringing greater intelligence to the edge on battery-powered devices. The IoT is monitoring patients' health 24/7 to send rich data to doctors miles away. Smart, connected devices are detecting water leaks to improve sustainability and managing bee colonies to strengthen the food supply. It's an industry of variety and impact. Whether in a door lock or a heart monitor, a smart home thermostat, or a municipal energy grid, Silicon Labs solutions are improving life and the sustainability of the planet.

The IoT requires interaction between the analog world we live in and the digital world of computing, which drives the need for analog-intensive, mixed-signal circuits in a wide range of electronic products. Traditional mixed-signal designs relied upon solutions built with numerous, complex discrete analog and digital components. While these traditional designs provide the required functionality, they are often inefficient and inadequate for use in markets where size, cost, power consumption, performance and security are increasingly important product differentiators. To improve their competitive position, electronics manufacturers must reduce the cost and complexity of their systems and enable new features or functionality to differentiate themselves from their competitors.

Simultaneously, these manufacturers face accelerating time-to-market demands and must rapidly adapt to evolving industry standards and new technologies. Because analog-intensive, mixed-signal design expertise is difficult to find, these manufacturers increasingly are turning to third parties, like us, to provide advanced mixed-signal solutions. Mixed-signal design requires specific expertise and relies on creative, experienced engineers to deliver solutions that optimize speed, power, and performance despite the noisy digital environment and within the constraints of standard manufacturing processes.

The development of this design expertise typically requires years of practical analog design experience under the guidance of a senior engineer, and engineers with the required level of skill and expertise are in short supply.

Many IC solution providers lack sufficient analog expertise to develop compelling mixed-signal products. As a result, manufacturers of electronic devices value providers that can supply them with mixed-signal solutions offering greater functionality, smaller size, and lower power requirements at a reduced cost and shorter time-to-market. Silicon Labs has the breadth in its portfolio, depth of wireless connectivity expertise, and the focus on IoT to help its customers bring their innovative ideas to market quickly.

Products

We provide analog-intensive, mixed-signal solutions for use in a variety of electronic products in a broad range of applications for the IoT. We have built a leading wireless development platform and product portfolio for the IoT based on Bluetooth®, sub-GHz proprietary technologies, Wi-SUN, Thread, Wi-Fi®, Zigbee® and Z-Wave®. Our products integrate complex mixed-signal functions that are frequently performed by numerous discrete components in competing products into a single chip, chipset or system-on-chip ("SoC"). By doing so, we create products that, when compared to many competing products, offer the following benefits:

- Require less printed circuit board ("PCB") space;

- Reduce the use of external components lowering the system cost and simplifying design;

- Offer superior performance improving our customers' end products;

- Provide increased reliability and manufacturability, improving customer yields; and/or

- Reduce system power requirements enabling smaller form factors and/or longer battery life.

We have continued to diversify our product portfolio and introduce new products and solutions through both organic investment and acquisitions. The life cycles of our products are relatively long, given the amount of effort and time required in the design in process for our customers.

Revenues during fiscal 2023, 2022 and 2021 were generated predominately by sales of our mixed-signal products. The following summarizes the products that we have introduced to customers:

Wireless Microcontrollers and Sensor Products

Our EFM32™, EFM8™, 8051, wireless MCUs and wireless SoCs are based on numerous wireless protocols, including Bluetooth, sub-GHz proprietary technologies, Thread, Wi-Fi, Zigbee and Z-Wave technologies. Our family of products are ideally suited to ultra-low power IoT embedded systems that include energy friendly 8-bit mixed-signal microcontrollers, ultra-low power 32-bit microcontrollers and wireless MCU connectivity solutions using the ARM® Cortex-M0+/M3/M4 and newer M33 cores. Single and multi-protocol SoC devices and modules provide flexible, highly integrated solutions designed to meet demanding requirements of IoT applications. The introduction of our Series 2 portfolio provides a greater focus on updatable device security which is becoming vital to the evolution and success of IoT. We bring enhanced capability to the industry, protecting user data, system keys and manufacturer brands from malicious threats both hands-on and internet-based. Our broad portfolio addresses a variety of target markets.

Our sensor products include optical sensors (proximity, ambient light gestures and heart rate monitoring), as well as relative humidity ("RH") / temperature sensors and Hall effect magnetic sensors. These devices leverage our mixed-signal capability to provide high accuracy, process technology to improve performance and lower power consumption than competing parts.

Our products are supported by Simplicity Studio™, which provides one-click access to design tools, documentation, software and support resources. In-house protocol stacks and Micrium® real-time operating system ("RTOS") help simplify software development for IoT developers by coordinating and prioritizing multiprotocol connectivity, SoC peripherals and other system-level activities.

We group our products as Industrial & Commercial or Home & Life based on the target markets they address. These markets and their corresponding applications are described below:

Target Market	Applications
Industrial & Commercial	
Industrial IoT	
The Industrial IoT market is highly fragmented with a diverse collection of products and applications. Leveraging the Industrial IoT allows companies to increase production and efficiency, understand and improve processes, and predict faults in processes before downtime occurs. Industrial IoT solutions address energy efficiency, operational excellence and smart usage of commercial spaces. Our industrial IoT solutions simplify human-machine interfaces and access controls; add wireless connectivity to commercial luminaires, sensors and controls; implement HVAC sensor and actuator networks in commercial buildings; provide increased convenience to electrical providers and consumers through submetering: improve maintenance routines using IoT predictive maintenance; and drive greater energy efficiency and safety with smart circuit breakers.	• Industrial automation and control • Smart buildings • Access control • HVAC control • Industrial wearables • Industrial power tools
Smart Cities	
Cities are now using digitization and wireless technology to increase service capacity while decreasing carbon emissions. By leveraging smart city solutions, cities monitor municipal assets in real-time and residents actively track their energy consumption. Our smart city solutions enable cities to operate smarter, produce and distribute energy more efficiently, and prioritize renewable energy.	• Smart metering • Smart street lighting • Renewable energy • Electric vehicle supply equipment • Smart agriculture
Commercial IoT	
Commercial IoT, such as smart retail solutions, can increase retailer efficiency, reduce labor costs and provide consumer insights by merging digital online e-commerce and physical stores into an omnichannel experience. Our smart retail solutions, such as electronic shelf labels, increase productivity and profitability via centralized and dynamic price management without the labor-intensive manual price updates. Our smart lighting solutions use wireless access points to enable indoor location services which track assets and consumer behavior and speed up click-and-collect ordering.	• Asset tracking • Smart lighting • Electronic shelf labels • Theft protection • Enterprise access points
Home & Life	
Smart Home	
Smart home devices provide functional, energy-efficient living spaces with secure, reliable, and robust wireless smart home solutions. Sensors collect real-time data continuously to automate lighting, heating, and appliances, minimizing energy consumption while maximizing convenience. Our smart home solutions	• Home automation/security systems • Smart speaker • Smart lighting • HVAC control

Target Market	Applications
provide the functionality consumers demand while delivering features that accelerate adoption—privacy, simplicity, and performance.	• Smart cameras • Smart appliances • Smart home sensing • Smart locks • Window/blinds controls
Connected Health Smart medical devices, such as continuous glucose monitors, pulse oximeters, ECG monitors, and fitness wearables, make healthcare more accessible and are improving lives around the world. Regulatory requirements, product miniaturization needs, battery life, and security make development of these connected medical devices challenging for device manufacturers. Our low-power, high-performance wireless SoCs and modules simplify this process and accelerate time-to-market to develop secure, reliable, smart medical devices.	• Diabetes management • Consumer health & fitness (wearables) • Elderly care • Patient monitoring • Activity tracking

Customers, Sales and Marketing

We market our products through our direct sales force and through a network of independent sales representatives and distributors. Direct and distribution customers buy on an individual purchase order basis, rather than pursuant to long-term agreements.

We consider our customer to be the end customer purchasing either directly from a distributor, a contract manufacturer or us. During fiscal 2023, our ten largest end customers accounted for 22% of our revenues. We had no customer that represented more than 10% of our revenues during this period. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we sell the products to, and are paid by distributors and contract manufacturers, we refer to such end customer as our customer. Two of our distributors who sell to our customers, Arrow Electronics and Edom Technology, represented 34% and 15% of our revenues during fiscal 2023, respectively.

We maintain numerous sales offices in Asia, the Americas and Europe. Revenue is attributed to a geographic area based on the shipped-to location. The percentage of our revenues derived from outside of the United States was 88% in fiscal 2023.

Our direct sales force is comprised of many sales professionals who possess varied levels of responsibility and experience, including directors, country managers, regional sales managers, district sales managers, strategic account managers, field sales engineers and sales representatives. We also utilize independent sales representatives and distributors to generate sales of our products. We have relationships with many independent sales representatives and distributors worldwide whom we have selected based on their understanding of the mixed-signal marketplace and their ability to provide effective field sales applications support for our products.

Our marketing efforts are targeted at both identified industry leaders and emerging market participants. Direct marketing activities are supplemented by a focused marketing communications effort that seeks to raise awareness of our company and products. Our public relations efforts are focused on leading trade and business publications. Our external website is used to deliver corporate and product information. We also pursue targeted advertising in key trade publications and we have a cooperative marketing program that allows our distributors and representatives to promote our products to their local markets in conjunction with their own advertising activities. Finally, we maintain a presence at strategic trade shows and industry events. These activities, in combination with direct sales activities, help drive demand for our products.

Due to the complex and innovative nature of our products, we employ experienced applications engineers who work closely with customers and distributors to support the design-win process, and can significantly accelerate the customer's time to market. A design win occurs when a customer has designed our ICs into its product architecture and ordered product from us. A considerable amount of effort to help a customer incorporate our ICs into its products is typically required prior to any sale. In many cases, our innovative ICs require significantly different implementations than existing approaches and, therefore, successful implementations may require extensive communication with potential customers. The amount of time required to achieve a design win can vary substantially depending on a customer's development cycle, which can be relatively short (such as three months) or very long (such as two years) based on a wide variety of customer factors. Not all design wins ultimately result in revenue, or may result in less revenue than expected. However, once a completed design architecture has been implemented and produced in high volumes, our customers are reluctant to significantly alter their designs due to this extensive design-win process. We believe this process, coupled with our intellectual property protection, promotes relatively longer product life cycles for our products and high barriers to entry for competitive products, even if such competing products are offered at lower prices. Our close collaboration with our customers provides us with knowledge of derivative product ideas or completely new product line offerings that may not otherwise arise in other new product discussions.

Research and Development

Through our research and development efforts, we leverage experienced analog and mixed-signal engineering talent and expertise to create new ICs that integrate functions typically performed less efficiently by multiple discrete components. This integration generally results in lower costs, smaller die sizes, lower power demands and enhanced price/performance characteristics. We attempt to reuse successful techniques for integration in new applications where similar benefits can be realized. We believe that we have attracted many of the best engineers in our industry. We believe that reliable and precise analog and mixed-signal ICs can only be developed by teams of engineers who have significant analog experience and are familiar with the intricacies of designing these ICs for commercial volume production. The development of test methodologies is just one example of a critical activity requiring experience and know-how to enable the rapid release of a new product for commercial success. We have accumulated a vast set of trade secrets that allow us to pursue innovative approaches to mixed-signal problems that are difficult for competitors to duplicate. We highly value our engineering talent and strive to maintain a very high bar when bringing new recruits to the company.

Research and development expenses were $337.7 million, $332.3 million and $273.2 million in fiscal 2023, 2022 and 2021, respectively.

Technology

Our product development process facilitates the design of highly innovative, analog-intensive, mixed-signal ICs. Our engineers' deep knowledge of existing and emerging standards and performance requirements helps us to assess the technical feasibility of a particular IC. We target areas where we can provide compelling product improvements. Once we have solved the primary challenges, our field application engineers continue to work closely with our customers' design teams to maintain and develop an understanding of our customers' needs, allowing us to formulate derivative products and refined features.

In providing mixed-signal ICs for our customers, we believe our key competitive advantages are:

- Analog and RF design expertise in CMOS;

- Mixed-signal, firmware and system design expertise;

- Microcontroller and system-on-a-chip design expertise;

- Software expertise, including multiprotocol connectivity and real-time operating systems for the IoT;

- Module integration and wireless design expertise;

- Silicon-to-cloud security integration expertise; and

- Our broad understanding of systems technology and trends.

To fully capitalize on these advantages, we have assembled a world-class development team with exceptional analog and mixed-signal design expertise led by accomplished senior engineers.

Analog and RF Design Expertise in CMOS

We believe that our most significant core competency is world-class analog and RF design capability. Additionally, we strive to design substantially all our ICs in standard CMOS processes. Most of our product designs now incorporate some type of RF in CMOS technology. While it is often significantly more difficult to design analog ICs in CMOS, CMOS provides multiple benefits versus existing alternatives, including significantly reduced cost, reduced technology risk and greater worldwide foundry capacity. CMOS is the most commonly used process technology for manufacturing digital ICs and as a result is most likely to be used for the manufacturing of ICs with finer line geometries. These finer line geometries can enable smaller and faster ICs. By designing our ICs in CMOS, we enable our products to benefit from this trend towards finer line geometries, which allows us to integrate more digital functionality into our mixed-signal ICs.

Designing analog and mixed-signal ICs is significantly more complicated than designing standalone digital ICs. While advanced software tools exist to help automate digital IC design, there are far fewer tools for advanced analog and mixed-signal IC design. In many cases, our analog circuit design efforts begin at the fundamental transistor level. We believe that we have a demonstrated ability to design the most difficult analog and RF circuits using standard CMOS technologies.

Mixed-Signal, Firmware and System Design Expertise

We consider the partitioning of a circuit to be a proprietary and creative design technique. Deep systems knowledge allows us to use our mixed-signal and RF in CMOS design expertise to maximize the price/performance characteristics of both the analog and digital functions and allow our ICs to work in an optimized manner to accomplish particular tasks. Generally, we attempt to move analog functions into the digital domain as quickly as possible, creating system efficiencies without compromising performance. These patented approaches require our advanced signal processing and systems expertise. We then leverage our firmware know-how to change the 'personality' of our devices, optimizing features and functions needed by various markets we serve. For example, our wireless SoC devices for IoT applications integrate both digital and analog domains in a single chip. The SoCs combine ARM Cortex-M processor cores, a variety of digital and analog peripherals, hardware cryptography accelerators, and analog-intensive multiprotocol radio transceivers. This system integration at the chip level leverages our deep expertise in mixed-signal and RF design, and low-power wireless MCU architectures pioneered for more than a decade.

Microcontroller and System on a Chip Design Expertise

We have the talent and circuit integration methodologies required to combine precision analog, high-speed digital, flash memory and in-system programmability into a single, monolithic CMOS integrated circuit. Our microcontroller products are designed to capture an external analog signal, convert it to a digital signal, compute digital functions on the stream of data and then communicate the results through a standard digital interface. The ability to develop standard products with the broadest possible customer application base while being cost-efficient with the silicon area of the monolithic CMOS integrated circuit requires a keen sense of customer value and engineering capabilities. Additionally, managing the wide variety of signals on a monolithic piece of silicon including electrical noise, harmonics and other electronic distortions requires a fundamental knowledge of device physics and accumulated design expertise.

Software Expertise

Our software expertise allows us to develop products for markets where intelligent data capture, high-performance processing and communication are increasingly important product differentiators. The software we have developed to address these markets enables machine-to-machine communications, providing intelligence to electronic systems. Our products integrate high-performance, low-power wireless and microcontroller ICs with reliable and scalable software into a flexible and robust networking platform.

The demand for low-power, small-footprint wireless technology is accelerating as more and more IP-enabled endpoints are being connected to the IoT. Our software enables a broad range of power-sensitive applications for the IoT, including smart energy, home automation, security and other connected products. We believe that the combination of our software and IC design expertise differentiates us from many of our competitors.

As the IoT continues to mature, a new class of embedded applications is emerging, presenting feature-rich and task-intensive use cases. This growing complexity is driving the need for real-time operating systems to help simplify software development for IoT applications by coordinating and prioritizing multiprotocol connectivity, SoC peripherals and other system-level activities. In addition to being able to manage numerous application tasks, an RTOS enhances scalability, and makes complex applications predictable and reliable. To address these application needs, in 2016 we acquired Micrium, an embedded RTOS provider. Micrium has established itself as a reliable, high-performance and trusted RTOS software platform, with an installed base that has grown to millions of devices.

Module Integration and Wireless Design Expertise

The market for wireless modules has grown as customers search for solutions that provide turnkey wireless connectivity for their products. The development of modules is difficult due to stringent requirements, including high levels of integration, programmability, performance, reliability, security and power efficiency. In addition, designs must meet numerous wireless standards deployed in various environments and serving diverse requirements.

Our combined expertise in IC design and software development allows us to engineer modules that provide robust, high-performance connections in challenging wireless environments. We have developed wireless modules based on numerous wireless standards, including Bluetooth, sub-GHz, Thread, Wi-Fi, Zigbee and Z-Wave. We believe our demonstrated proficiency in the design of modules provides our customers with significant advantages such as fast time to market, reduced development cost, global wireless certifications and software reuse.

Silicon-to-Cloud Security Integration Expertise

Security is of paramount importance to our customers. More than ever before, device manufacturers and OEMs developing IoT products have specific needs to ensure their solutions are secure. Security is a complex endeavor involving the convergence of multiple integrated hardware and software technologies. IoT products are designed to ensure the devices operate in a trusted and reliable manner, enforce policies as well as protect the confidentiality, authenticity and integrity of data and private information being processed and transmitted. The building blocks are built in hardware based on dedicated IC security components integrated into SoC designs. These specialized security components are designed to enhance cryptographic capabilities and exploit unique physical characteristics of CMOS to establish foundations of trust and enable device identity and assurance.

In addition to developing specific security hardware and software capabilities, we also focus design and engineering efforts on technologies that simplify and accelerate adoption by customers of security features engineered into our silicon chips. This is primarily achieved through software tools such as Simplicity Studio and its integration with cloud-based services that simplify implementation, reduce complexity and enable management of security for fleets of devices. Those capabilities are designed to help customers develop products and solutions with chip-to-cloud security integration, enable faster time to market and reduce security defects, risks and losses due to security attacks and incidents. We are creating innovative security solutions that enable customers to develop best-in-class, simple and economical solutions. We will continue investing in security-specific research and development that addresses a dynamic threat landscape, emerging regulatory requirements, and evolving customer security and privacy needs.

Understanding of Systems Technology and Trends

Our focused expertise in mixed-signal ICs is the result of the breadth of engineering talent we have assembled with experience working in analog-intensive CMOS design for a wide variety of applications. This expertise, which we consider a competitive advantage, is the foundation of our in-depth understanding of the technology and trends that impact electronic systems and markets. Our expertise includes:

- Frequency synthesis, which is core technology for wireless and clocking applications;

- Integration, which enables the elimination of discrete components in a system; and

- Signal processing and precision analog, which forms the heart of consumer, industrial, medical and automotive electronics applications.

Our understanding of the role of analog/digital interfaces within electronic systems, standards evolution, and end-market drivers enables us to identify product development opportunities and capitalize on market trends.

Manufacturing

As a fabless semiconductor company, we conduct IC design and development in our facilities and electronically transfer our proprietary IC designs to third-party semiconductor fabricators who process silicon wafers to produce the ICs that we design. Our IC designs typically use industry-standard CMOS manufacturing process technology to achieve a level of performance normally associated with more expensive special-purpose IC fabrication technology. We believe the use of CMOS technology facilitates the rapid production of our ICs within a lower-cost framework. Our IC production employs submicron process geometries which are readily available from leading foundry suppliers worldwide, thus increasing the likelihood that manufacturing capacity will be available throughout our products' life cycles. We currently partner primarily with Taiwan Semiconductor Manufacturing Co. ("TSMC") and Semiconductor Manufacturing International Corporation ("SMIC") to manufacture the majority of our semiconductor wafers. We believe that our fabless manufacturing model significantly reduces our capital requirements and allows us to focus our resources on the design, development and marketing of our ICs.

Once the silicon wafers have been produced, they are shipped directly to our third-party assembly subcontractors. The assembled ICs are then moved to the final testing stage. This operation can be performed by the same contractor that assembled the IC, other third-party test subcontractors or within our internal facilities prior to shipping to our customers. During fiscal 2023, most of our units shipped were tested by offshore third-party test subcontractors. We expect that our utilization of offshore third-party test subcontractors will remain substantial during fiscal 2024.

If our suppliers, due to unpredictable factors outside their control, experience closures or reductions in their capacity utilization levels in the future, we may have difficulty sourcing materials necessary to fulfill production requirements. Disruptions to our business and supply chain (and the business and supply chains of our customers) could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembling or testing from the affected subcontractor to another third-party vendor.

Backlog

We include in backlog accepted product purchase orders from customers and worldwide distributor stocking orders. Product orders in our backlog are subject to changes in delivery schedules or cancellation at the option of the purchaser typically without penalty. Our backlog may fluctuate significantly depending upon customer order patterns which may, in turn, vary considerably based on rapidly changing business circumstances. Accordingly, we do not believe that our backlog at any time is necessarily representative of actual sales for any succeeding period.

Competition

The markets for semiconductors generally, and for analog and mixed-signal ICs in particular, are intensely competitive. We anticipate that the market for our products will continually evolve and will be subject to rapid technological change. We believe the principal competitive factors in our industry are:

• Product size;	• Power requirement;
• Level of integration;	• Customer support;
• Product capabilities;	• Reputation;
• Reliability;	• Ability to rapidly introduce new products to market;
• Price;	• Intellectual property; and
• Performance;	• Software.

We believe that we are competitive with respect to these factors, particularly because our ICs typically are smaller in size, are highly integrated, achieve high-performance specifications at lower price points than competitive products and are manufactured in standard CMOS which generally enables us to supply them on a relatively rapid basis to customers to meet their product introduction schedules. However, disadvantages we face include our relatively short operating history in certain of our markets and the need for customers to redesign their products and modify their software to implement our ICs in their products.

Due to our diversified product portfolio and the numerous markets and applications we serve, we target a relatively large number of competitors. We compete with Broadcom, Espressif, Infineon, MediaTek, Microchip, Nordic Semiconductor, NXP, Qualcomm, Renesas, STMicroelectronics, Synaptics, Telink, Texas Instruments and others. We expect to face competition in the future from our current competitors, other manufacturers, designers of semiconductors and start-up semiconductor design companies. Our competitors may also offer bundled solutions offering a more complete product, which may negatively impact our competitive position despite the technical merits or advantages of our products. In addition, our customers could develop products or technologies internally that would replace their need for our products and would become a source of competition. We could also face competition from module makers or other systems suppliers that may include mixed-signal components in their products, which could eliminate the need for our ICs.

Many of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. Current and potential competitors have established or may establish financial and strategic relationships between themselves or with our existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share.

Intellectual Property

Our future success depends in part upon our proprietary technology. We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality procedures. As of December 30, 2023, we had 1,496 issued or pending United States and foreign patents. Patents generally have a term of twenty years from the date they are filed. As our patent portfolio has been built over time, the remaining terms of the individual patents in our patent portfolio vary. There can be no assurance that patents will ever be issued with respect to our patent applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. While we continue to file new patent applications with respect to our recent developments, existing patents are granted for prescribed time periods and will expire at various times in the future.

We claim copyright protection for proprietary documentation for our products. We have filed for registration, or are in the process of filing for registration, the visual images of certain ICs with the U.S. Copyright Office. We have registered the "Silicon Labs" logo and a variety of other product and product family names as trademarks in the United States and selected foreign jurisdictions. All other trademarks, service marks or trade names appearing in this report are the property of their respective owners. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures. We intend to protect our rights vigorously, but there can be no assurance that our efforts will be successful. In addition, the laws of other countries in which our products are sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

While our ability to effectively compete depends in large part on our ability to protect our intellectual property, we believe that our technical expertise and ability to introduce new products in a timely manner will be an important factor in maintaining our competitive position.

Many participants in the semiconductor and electronics industries have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, third parties may assert infringement claims against us. We may not prevail in any such litigation or may not be able to license any valid and infringed patents from third parties on commercially reasonable terms, if at all. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time. Any such litigation could materially adversely affect us.

Our licenses include industry standard licenses with our vendors, such as wafer fabrication tool libraries, third-party core libraries, computer-aided design applications and business software applications.

Human Capital

Our success depends on our ability to continue to attract, retain and motivate qualified employees, particularly highly skilled analog and mixed-signal engineers and senior management personnel. We strive to meet this objective by offering competitive compensation and benefits in a diverse, inclusive, equitable and safe workplace, with opportunities for our employees to grow and develop in their careers.

As of December 30, 2023, we employed 1,846 people, of whom 71% were in engineering roles. Women represented 23% of our workforce and men represented 77%. We are a multi-national and multi-ethnic workforce, with sites and employees in more than a dozen countries. We are committed to fostering a diverse and inclusive workplace that attracts and retains exceptional talent. We actively promote representation in our organization and equity in our recruitment, development, promotion and compensation practices. We have focused attention on improving our environmental, social and governance ("ESG") metrics. We included diversity and inclusion metrics as a component of senior management bonuses for fiscal 2023. These principles are also reflected in our employee training, in particular with respect to our policies against harassment, discrimination and the elimination of bias in the workplace.

We hold our employees to high performance standards and our compensation plans are designed to deliver competitive base pay and attractive incentive opportunities. Our benefits programs are tailored to the various countries in which we operate. We benchmark for market practices, and regularly review our compensation and benefit programs against the market to ensure they remain competitive.

We support a high-performance culture through learning and development solutions aligned with our strategic priorities. Our approach is business-centric, accessible and inclusive. Employees continuously collaborate and share their expertise through an internal training program consisting of classes and workshops that help strengthen technical and professional skills and advance careers. We also host university professors and external speakers to broaden knowledge, trigger creativity and inspire innovation. Our e-learning libraries and on-demand training videos allow employees to absorb information at their own pace and share their recommendations with co-workers. Employees are invited to attend our annual two-day technical symposium featuring peer-reviewed presentations showcasing our internal technical achievements and talks from outside experts to educate and inspire our workforce. Our talent development programs provide employees with the resources they need to help achieve their career goals, build management skills and lead their organizations. We regularly review succession plans and focus on promoting internal talent to help grow our employees' careers.

We believe that our future success will be dependent on retaining the services of our key personnel, developing their successors and properly managing the transition of key roles when they occur. Our key technical personnel represent a significant asset and serve as the primary source for our technological and product innovations. We use employee surveys to better understand and improve the employee experience and identify opportunities to continually strengthen our work philosophy. We use employee feedback to drive and improve processes and ensure a deep understanding of our culture and vision among our employees. We believe the development of our company culture, along with competitive compensation, career growth and development opportunities have helped increase employee tenure and reduce voluntary turnover. During fiscal 2023, our voluntary employee turnover rate was 8%.

The well-being of our employees is of utmost importance to us. We offer comprehensive benefits resources and tools to address the healthcare and wellness needs of our employees and their families, enable them to manage their work-life balance, and plan for a secure future. We provide our employees and their families with access to a variety of innovative, flexible programs that support their physical, mental, and financial health as well as providing flexible work arrangements and generous time off programs.

Corporate Social Responsibility

As a global corporate citizen, we are committed to advancing responsible and sustainable operations throughout our supply chain. We live by our promise to "do the right thing" for our employees, customers, shareholders, communities, and the planet. We strive to minimize resource use and reduce our environmental impact by designing smaller and more energy-efficient products, conserving energy and precious resources, and investing in sustainable technologies and energy conservation practices. We believe our products enable sustainable IoT solutions across home, medical, industrial and commercial environments, including air pollution and waste management monitoring, water integrity, residential irrigation monitoring, street lighting networks, advanced metering infrastructure and building energy management. Innovative solutions do not stop at our products—we are also actively supporting research to improve safety, sustainability, and overall quality of life in densifying cities as the founding corporate partner for the Smart City Living Lab at The International Institute of Information Technology in Hyderabad, India.

We demand excellence in our quality and environmental management systems, each respectively certified to ISO 9001:2015 and ISO 14001:2015 standards. We strive to deliver products that meet environmental regulations and requirements and have high standards for our global supply chain partners, prioritizing qualified suppliers who are socially and environmentally progressive. In 2022, we joined the Responsible Business Alliance® ("RBA®"), an industry coalition dedicated to responsible business conduct in the global supply chain. We support, and require our suppliers to support, the RBA Code of Conduct.

Each year we donate a portion of our annual profits to charitable organizations, allocating global site grants to support local community needs, and providing corporate matching gifts for our US-based employees. We also offer 24 hours of paid time off annually for employees to volunteer in their communities. Our philanthropy program prioritizes financial, volunteer and in-kind support to organizations that are helping to expand technology access and education to underrepresented groups, support advancements in sustainability and energy conservation, and invest in critical community needs where we work and live.

For more information on our ESG commitments and progress, please visit the Environmental, Social and Governance ("ESG") section of our website at www.silabs.com. Our website and the

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information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Governmental Regulations

We are subject to international, federal, state and local regulations that are customary to businesses in the semiconductor industry. Such regulations include:

- The Restriction of Hazardous Substances Directive ("RoHS"), which restricts the use of certain hazardous substances in electrical and electronic equipment;

- General Data Protection Regulation ("GDPR"), which provides guidelines for the collection and processing of personal information from individuals who live in the European Union;

- The U.S. Foreign Corrupt Practices Act ("FCPA"), which prohibits companies and their individual officers from influencing foreign officials with any personal payments or rewards; and

- Conflict minerals reporting, which imposes disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries in products.

Our compliance with these laws and regulations has not had a material impact on our financial position or results of operations.

Available Information

Our website address is www.silabs.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through the investor relations page of our website free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Our website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

Global Business Risks

We are subject to the cyclical nature of the semiconductor industry, which has been subject to significant fluctuations

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant fluctuations, often connected with, or in anticipation of, maturing product cycles and new product introductions of both semiconductor companies' and their customers' products and fluctuations in general economic conditions. Deteriorating general worldwide economic conditions, including reduced economic activity, concerns about credit, interest rates and inflation, increased energy costs, decreased consumer confidence, reduced corporate profits, decreased spending and similar adverse business conditions, would make it very difficult for our customers, our vendors, and us to accurately forecast and plan future business activities and could cause U.S. and foreign businesses to slow spending on our products. Increases in inflation and interest rates can impact demand for our customers' end products and increase our costs. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs with increased revenues. We cannot predict the timing, strength, or duration of any economic slowdown or economic recovery. If the economy or markets in which we operate deteriorate, our business, financial condition, and results of operations would likely be materially and adversely affected.

Downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Upturns have been characterized by increased product demand and production capacity constraints created by increased competition for access to third-party foundry, assembly and test capacity. We are dependent on the availability of such capacity to manufacture, assemble and test our products. None of our third-party foundry, assembly or test subcontractors have provided assurances that adequate capacity will be available to us. We believe the semiconductor industry is currently suffering a downturn due in large part to adverse macroeconomic conditions, characterized by a slowdown in overall GDP performance and factory activity in certain regions, higher levels of customer inventory, the impact of tariffs on trade relations, and greater overall uncertainty regarding the economy. This downturn has negatively affected, and may continue to have an adverse effect, on our business and operating results.

In addition, the COVID-19 pandemic has caused further global economic uncertainty. Any future impacts due to COVID-19 or other public health crises, whether as a result of a resurgence of infection rates or the spread of new variants or viruses, is uncertain and could include disruptions to the business of our customers and suppliers, which could impact our business and operating results in the future.

Competition within the numerous markets we target may reduce sales of our products and reduce our market share

The markets for semiconductors in general, and for mixed-signal products in particular, are intensely competitive. We expect that the market for our products will continually evolve and will be subject to rapid technological change. For example, new products and disruptive technologies are being developed, and companies with which we compete have implemented artificial intelligence strategies for products and service offerings. This rapid pace of technological change can create opportunities for our competitors and harm our competitiveness in the market if our products do not evolve or we are unable to effectively keep up with such changes. In addition, as we target and supply products to numerous markets and applications, we face competition from a relatively large number of competitors. We compete with Broadcom, Espressif, Infineon, MediaTek, Microchip, Nordic Semiconductor, NXP, Qualcomm, Renesas, STMicroelectronics, Synaptics, Telink, Texas Instruments and others. We expect to face competition in the future from our current competitors, other manufacturers and designers of semiconductors, and start-up semiconductor design companies. As the markets for communications products grow, we also may face competition from traditional communications device companies. These companies may enter the mixed-signal semiconductor market by introducing their own products or by entering into strategic relationships with or acquiring other existing providers of semiconductor products. In addition, large companies may restructure their operations to create separate companies or may acquire new businesses that are focused on providing the types of products we produce or acquire our customers.

We may be the victim of business disruptions and security breaches, including cyber-attacks, which could lead to liability or could damage our reputation and financial results

Information technology system and/or network disruptions, regardless of the cause, but including acts of sabotage, error, or other actions, could harm the company's operations. Failure to effectively prevent, detect, and recover from security breaches, including cyber-attacks, could result in the misuse of company assets, disruption to the company, diversion of management resources, regulatory inquiries, legal claims or proceedings, reputational damage, loss of sales and other costs to the company. We routinely face attacks that attempt to breach our security protocols, gain access to or disrupt our computerized systems or steal proprietary company, customer, partner or employee information. These attacks are sometimes successful. These attacks may be due to security breaches, employee error, theft, malfeasance, phishing schemes, ransomware, faulty password or data security management, or other irregularities. The theft, loss, destruction, unavailability or misuse of personal or business data collected, used, stored or transferred by us to run our business could result in increased security costs or costs related to defending legal claims. Industrial espionage, theft or loss of our intellectual property data could lead to counterfeit products or harm the competitive position of our products and services. Costs to implement, test and maintain measures to promote compliance with applicable privacy and data security laws as well as to protect the overall security of our system have been and are expected to continue to be significant. While we have dedicated resources to privacy and security incident response capabilities, our response process may not be adequate, may fail to accurately assess the severity of an incident, may not be fast enough to prevent or limit harm, or may fail to sufficiently remediate an incident. Attempted or successful attacks against our products and services could damage our reputation with customers or users and reduce demand for our products and services.

Additionally, there is an increased risk that we may experience cybersecurity-related events such as phishing attacks and other security challenges as a result of hybrid working arrangements and employees and our service providers working remotely.

In addition, the risk of cyber-attacks has increased in connection with the conflict between Russia and Ukraine and in the Middle East. In light of those and other geopolitical events, nation-state actors or their supporters may launch retaliatory cyber-attacks, and may attempt to cause supply chain and other third-party service provider disruptions, or take other geopolitically motivated retaliatory actions that may disrupt our business operations, result in data compromise, or both. Nation-state actors have in the past carried out, and may in the future carry out, cyber-attacks to achieve their aims and goals, which may include espionage, information operations, monetary gain, ransomware, disruption, and destruction. In 2022, the U.S. Cybersecurity and Infrastructure Security Agency issued a "Shields Up" alert for American organizations noting the potential for Russia's cyber-attacks on Ukrainian government and critical infrastructure organizations to impact organizations both within and beyond the United States, particularly in the wake of sanctions imposed by the United States and its allies. These circumstances increase the likelihood of cyber-attacks and/or security breaches.

We may be subject to information technology failures that could damage our reputation, business operations and financial condition

We rely on information technology for the effective operation of our business. Our systems are subject to damage or interruption from a number of potential sources, including natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, theft, physical or electronic break-ins, cyber-attacks, sabotage, vandalism, or similar events or disruptions. Our security measures may not detect or prevent such security breaches. Any such compromise of our information security could result in the theft or unauthorized publication or use of our confidential business or proprietary information, result in the unauthorized release of customer, supplier or employee data, result in a violation of privacy or other laws, expose us to a risk of litigation or damage our reputation. In addition, our inability to use or access information systems at critical points in time could unfavorably impact the timely and efficient operation of our business, which could negatively affect our business and operating results.

Third parties with which we conduct business, such as foundries, assembly and test contractors, distributors and customers, have access to certain portions of our sensitive data. In the event that these third parties do not properly safeguard our data that they hold, security breaches could result and negatively impact our reputation, business operations and financial results. Additionally, a successful cyber-attack against one of these third-parties' information technology systems may disrupt our supply chain.

We have limited resources compared to some of our current and potential competitors and we may not be able to compete effectively and increase market share

Some of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours. In addition, some of our current and potential competitors have already established supplier or joint development relationships with the decision makers at our current or potential customers. These competitors may be able to leverage their existing relationships to discourage their customers from purchasing products from us or persuade them to replace our products with their products. Our competitors may also offer bundled solutions offering a more complete product despite the technical merits or advantages of our products. These competitors may elect not to support our products which could complicate our sales efforts. We also face increased competition as a result of China actively promoting its domestic semiconductor industry through policy changes and investment. These actions, as well as China-U.S. trade barriers, may restrict our participation in the China market or may prevent us from competing effectively with Chinese companies or companies from other countries that China favors over the United States. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition, which may include price concessions, delayed payment terms, financing terms, or other terms and conditions that are more enticing to potential customers. These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business. Competition could decrease our prices, reduce our sales, lower our gross profit and/or decrease our market share.

We may not be able to maintain our historical growth and may experience significant period-to-period fluctuations in our revenues and operating results, which may result in volatility in our stock price

Although we have generally experienced revenue growth in our history, we may not be able to sustain this growth. We may also experience significant period-to-period fluctuations in our revenues and operating results in the future due to a number of factors, and any such variations may cause our stock price to fluctuate. If our revenues or operating results are below the expectations of public market analysts or investors, our stock price may drop, perhaps significantly.

A number of factors, in addition to those cited in other risk factors applicable to our business, may contribute to fluctuations in our revenues and operating results, including:

- The timing and volume of orders received from our customers;

- The timeliness of our new product introductions and the rate at which our new products may cannibalize our older products;

- The rate of acceptance of our products by our customers, including the acceptance of new products we may develop for integration in the products manufactured by such customers, which we refer to as "design wins";

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- The time lag and realization rate between "design wins" and production orders;

- Supplier capacity constraints;

- The demand for, and life cycles of, the products incorporating our mixed-signal solutions;

- The rate of adoption of mixed-signal products in the markets we target;

- Deferrals or reductions of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers of mixed-signal ICs;

- Changes in product mix;

- The average selling prices for our products could drop suddenly due to competitive offerings or competitive predatory pricing;

- The average selling prices for our products generally decline over time;

- Changes in market standards;

- Impairment charges related to inventory, equipment or other long-lived assets;

- The software used in our products, including software provided by third parties, may not meet the needs of our customers;

- Our customers may not be able to obtain other components such as capacitors that they need to incorporate in conjunction with our products, leading to potential downturn in the demand for our products;

- Significant legal costs to defend our intellectual property rights or respond to claims against us; and

- The rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.

The markets for consumer electronics, for example, are characterized by rapid fluctuations in demand and seasonality that result in corresponding fluctuations in the demand for our products that are incorporated in such devices. Additionally, the rate of technology acceptance by our customers results in fluctuating demand for our products as customers are reluctant to incorporate a new IC into their products until the new IC has achieved market acceptance. Once a new IC achieves market acceptance, demand for the new IC can quickly accelerate to a point and then level off such that rapid historical growth in sales of a product should not be viewed as indicative of continued future growth. In addition, demand can quickly decline for a product when a new IC product is introduced and receives market acceptance. Due to the various factors mentioned above, the results of any prior quarterly or annual periods should not be relied upon as an indication of our future operating performance.

We rely on third parties to manufacture, assemble and test our products, which subjects us to risks of disruptions in our supply chain

We do not have our own wafer fab manufacturing facilities. Therefore, we rely on third-party vendors to manufacture the products we design. We also currently rely on third-party assembly subcontractors in Asia to assemble and package the silicon chips provided by the wafers for use in final products. Additionally, we rely on these offshore subcontractors for a substantial portion of the testing requirements of our products prior to shipping. We expect utilization of third-party subcontractors to continue in the future.

The cyclical nature of the semiconductor industry drives wide fluctuations in available capacity at third-party vendors. On occasion, we have been unable to adequately respond to unexpected increases in customer demand due to capacity constraints and, therefore, were unable to benefit from this incremental demand. We may be unable to obtain adequate foundry, assembly or test capacity from our third-party subcontractors to meet our customers' delivery requirements even if we adequately forecast customer demand. For example, foundry, assembly and test capacity is currently limited due to a spike in semiconductor demand. As a result, we have recently experienced longer lead times at certain third-party foundry subcontractors. This is resulting in competing demand for capacity at our suppliers. Such conditions may adversely affect our revenue and increase our costs.

There are significant risks associated with relying on these third-party foundries and subcontractors, including:

- Failure by us, our customers or their end customers to qualify a selected supplier;

- Disruption to our suppliers' operations due to geopolitical changes, including risks related to deteriorating relations between China and Taiwan;

- Potential insolvency of the third-party subcontractors;

- Reduced control over delivery schedules and quality;

- Limited warranties on wafers or products supplied to us;

- Potential increases in prices or payments in advance for capacity;

- Increased need for international-based supply, logistics and financial management;

- Disruption to our supply chain resulting from cyber-attacks on our suppliers' information technology systems;

- Their inability to supply or support new or changing packaging technologies; and

- Low test yields.

We typically do not have long-term supply contracts with our third-party vendors which obligate the vendor to perform services and supply products to us for a specific period, in specific quantities, and at specific prices. Our third-party foundry, assembly and test subcontractors typically do not guarantee that adequate capacity will be available to us within the time required to meet demand for our products. In the event that these vendors fail to meet our demand for whatever reason, we expect that it would take up to 12 months to transition performance of these services to new providers. Such a transition may also require qualification of the new providers by our customers or their end customers.

If our suppliers experience closures or reductions in their capacity utilization levels in the future, we may have difficulty sourcing materials necessary to fulfill production requirements. Public health crises, such as the COVID-19 pandemic, may affect our suppliers' production capabilities as a result of quarantines, closures of production facilities, lack of supplies or delays caused by restrictions on travel.

Most of the silicon wafers for the products that we have sold were manufactured either by Taiwan Semiconductor Manufacturing Co. ("TSMC") or Semiconductor Manufacturing International Corporation ("SMIC"). Our customers typically complete their own qualification process. If we fail to properly balance customer demand across the existing semiconductor fabrication facilities that we utilize or are required by our foundry partners to increase, or otherwise change the number of fab lines that we utilize for our production, we might not be able to fulfill demand for our products and may need to divert our engineering resources away from new product development initiatives to support the fab line transition, which would adversely affect our operating results. In addition, geopolitical changes in China-Taiwan relations could disrupt TSMC's operations and impact our third-party assembly subcontractors in Asia. Such a disruption could severely impact our ability to manufacture the majority of our products and as a result, could adversely affect our business, revenues and results of operations.

Most of our current manufacturers, assemblers, test service providers, distributors and customers are concentrated in the same geographic region, which increases the risk that a natural disaster, epidemic, labor strike, war or political unrest could disrupt our operations or sales

Most of our foundries and several of our assembly and test subcontractors' sites are located in Taiwan and most of our other foundry, assembly and test subcontractors are located in the Pacific Rim region. In addition, many of our customers are located in the Pacific Rim region. The risk of earthquakes in Taiwan and the Pacific Rim region is significant due to the proximity of major earthquake fault lines in the area. Earthquakes, tsunamis, fire, flooding, lack of water or other natural disasters, an epidemic such as the COVID-19 outbreak, political unrest, war, labor strikes or work stoppages in countries where our semiconductor manufacturers, assemblers and test subcontractors are located, likely would result in the disruption of our foundry, assembly or test capacity. There can be no assurance that alternate capacity could be obtained on favorable terms, if at all.

A natural disaster, epidemic, labor strike, war or political unrest where our customers' facilities are located would likely reduce our sales to such customers. In addition, a significant portion of the assembly and testing of our products occurs in South Korea. Any disruption resulting from these events, including the COVID-19 pandemic or any other public health crisis, could also cause significant delays in shipments of our products until we are able to shift our manufacturing, assembling or testing from the affected subcontractor to another third-party vendor. If such an event significantly disrupts the manufacture, shipment and sales of our products or the products of our customers, this may materially negatively impact our operating results. For example, if travel restrictions or business shutdowns or slowdowns occur for an extended period of time in Taiwan, South Korea or the other countries in which our current manufacturers, assemblers, test service providers, distributors and customers are located, we may experience delays in product production, a decreased ability to support our customers, reduced design win activity, and overall lack of productivity. Our customers may also experience closures of their manufacturing facilities or inability to obtain other components, either of which could negatively impact demand for our solutions.

We are a global company, which subjects us to additional business risks including logistical and financial complexity, supply disruption, political instability and currency fluctuations

We have established international subsidiaries and have opened offices in international markets to support our activities in Asia, the Americas and Europe. This has included the establishment of a headquarters in Singapore for non-U.S. operations. During fiscal 2023, the percentage of our revenues derived from outside of the United States was 88% (and the revenue associated with end customers in China was 12%, and revenue attributed to China based on shipped-to location was 28%). We may not be able to maintain or increase global market demand for our products. Our international operations are subject to a number of risks, including:

- Complexity and costs of managing international operations and related tax obligations, including our headquarters for non-U.S. operations in Singapore;

- Protectionist laws and business practices, including trade restrictions, tariffs, export controls, quotas and other trade barriers, including China-U.S. trade policies;

- Trade tensions, geopolitical uncertainty, or governmental actions, including those arising from the trade dispute between the U.S. and China, may lead customers to favor products from non-US companies which could put us at a competitive disadvantage and result in decreased customer demand for our products and our customers' products;

- Rising tensions and deteriorating military, political and economic relations between China and Taiwan could disrupt the operations of our third-party foundry, assembly and test subcontractors, which could severely impact our ability to manufacture the majority of our products and as a result, could adversely affect our business, revenues and results of operations;

- Restrictions or tariffs imposed on certain countries and sanctions or export controls imposed on customers or suppliers may affect our ability to sell and source our products;

- Difficulties related to the protection of our intellectual property rights in some countries;

- Public health crises, such as the COVID-19 pandemic, may affect our international operations, suppliers and customers and we may experience delays in product development, a decreased ability to support our customers and reduced design win activity if the travel restrictions or business shutdowns or slowdowns continue for an extended period of time in any of the countries in which we, our suppliers and our customers operate and do business;

- Multiple, conflicting and changing tax and other laws and regulations that may impact both our international and domestic tax and other liabilities and result in increased complexity and costs, including the impact of the Tax Cuts and Jobs Act, which increased our effective tax rate, in part due to the impact of the requirement to capitalize and amortize foreign research and development expenses beginning in 2022;

- Longer sales cycles;

- Greater difficulty in accounts receivable collection and longer collection periods;

- High levels of distributor inventory subject to price protection and rights of return to us;

- Political and economic instability;

- Risks that demand and the supply chain may be adversely affected by military conflict (including the ongoing conflicts in the Middle East and between Russia and Ukraine), terrorism, sanctions or other geopolitical events globally;

- Greater difficulty in hiring and retaining qualified personnel; and

- The need to have business and operations systems that can meet the needs of our international business and operating structure.

To date, substantially all of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our international customers to purchase, thus rendering our products less competitive. Similarly, a decrease in the value of the U.S. dollar could reduce our buying power with respect to international suppliers.

Our inability to manage growth could materially and adversely affect our business

Our past growth has placed, and any future growth of our operations will continue to place, a significant strain on our management personnel, systems and resources. We anticipate that we will need to implement a variety of new and upgraded sales, operational and financial enterprise-wide systems, information technology infrastructure, procedures and controls, including the improvement of our accounting and other internal management systems to manage this growth and maintain compliance with regulatory guidelines, including Sarbanes-Oxley Act requirements. To the extent our business grows, our internal management systems and processes will need to improve to ensure that we remain in compliance. We also expect that we will need to continue to expand, train, manage and motivate our workforce. All of these endeavors will require substantial management effort, and we anticipate that we will require additional management personnel and internal processes to manage these efforts and to plan for the succession from time to time of certain persons who have been key management and technical personnel. If we are unable to effectively manage our expanding global operations, including our international headquarters in Singapore, our business could be materially and adversely affected.

Our research and development efforts are focused on a limited number of new technologies and products, and any delay in the development, or abandonment, of these technologies or products by industry participants, or their failure to achieve market acceptance, could compromise our competitive position

Our products serve as components and solutions in electronic devices in various markets. As a result, we have devoted and expect to continue to devote a large amount of resources to develop products based on new and emerging technologies and standards that will be commercially introduced in the future. Research and development expense during fiscal 2023 was $337.7 million, or 43.2% of revenues. A number of companies are actively involved in the development of these new technologies and standards. Should any of these companies delay or abandon their efforts to develop commercially available products based on new technologies and standards, our research and development efforts with respect to these technologies and standards likely would have no appreciable value. In addition, if we do not correctly anticipate new technologies and standards, or if the products that we develop based on these new technologies and standards fail to achieve market acceptance, our competitors may be better able to address market demand than we would. Furthermore, if markets for these new technologies and standards develop later than we anticipate, or do not develop at all, demand for our products that are currently in development would suffer, resulting in lower sales of these products than we currently anticipate.

We depend on our key personnel to manage our business effectively in a rapidly changing market, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. We believe that our future success will be dependent on retaining the services of our key personnel, developing their successors and certain internal processes to reduce our reliance on specific individuals, and on properly managing the transition of key roles when they occur. There is currently a shortage of qualified personnel with significant experience in the design, development, manufacturing, marketing and sales of analog and mixed-signal products, and competition for such personnel is intense. Our key technical personnel represent a significant asset and serve as the primary source for our technological and product innovations. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. The loss of any of our key employees or the inability to attract or retain qualified personnel both in the United States and internationally, including engineers, sales, applications and marketing personnel, could delay the development and introduction of, and negatively impact our ability to sell, our products.

If we are unable to develop or acquire new and enhanced products that achieve market acceptance in a timely manner, our operating results and competitive position could be harmed

Our future success will depend on our ability to develop or acquire new products and product enhancements that achieve market acceptance in a timely and cost-effective manner. The development of mixed-signal ICs is highly complex, and we have at times experienced delays in completing the development and introduction of new products and product enhancements. Successful product development and market acceptance of our products depend on a number of factors, including:

- Requirements of customers;

- Accurate prediction of market and technical requirements;

- Timely completion and introduction of new designs;

- Timely qualification and certification of our products for use in our customers' products;

- Commercial acceptance and volume production of the products into which our ICs will be incorporated;

- Availability of foundry, assembly and test capacity;

- Achievement of high manufacturing yields;

- Quality, price, performance, power use and size of our products;

- Availability, quality, price and performance of competing products and technologies;

- Our customer service, application support capabilities and responsiveness;

- Successful development of our relationships with existing and potential customers;

- Technology, industry standards or end-user preferences; and

- Cooperation of third-party software providers and our semiconductor vendors to support our chips within a system.

We cannot provide any assurance that products which we recently have developed or may develop in the future will achieve market acceptance. We have introduced to market or are in development of many products. If our products fail to achieve market acceptance, or if we fail to develop new products on a timely basis that achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected. The growth of the IoT market is dependent on the adoption of industry standards to permit devices to connect and communicate with each other. If the industry cannot agree on a common set of standards, then the growth of the IoT market may be slower than expected.

Any acquisitions we make could disrupt our business and harm our financial condition

As part of our growth and product diversification strategy, we continue to evaluate opportunities to acquire other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of our markets or enhance our technical capabilities. The acquisitions that we have made and may make in the future entail a number of risks that could materially and adversely affect our business and operating results, including:

- Problems integrating the acquired operations, technologies or products with our existing business and products;

- Diversion of management's time and attention from our core business;

- Need for financial resources above our planned investment levels;

- Difficulties in retaining business relationships with suppliers and customers of the acquired company;

- Risks associated with entering markets in which we lack prior experience;

- Risks associated with the transfer of licenses of intellectual property;

- Increased operating costs due to acquired overhead;

- Tax issues associated with acquisitions;

- Acquisition-related disputes, including disputes over earn-outs and escrows;

- Potential loss of key employees of the acquired company; and

- Potential impairment of related goodwill and intangible assets.

In particular, the extent of the impact of the COVID-19 pandemic on our ability to complete and integrate any future acquisition into our business is unpredictable and will depend on future developments, including the duration, severity and spread of the pandemic, related restrictions on travel and transportation, and other actions that may be taken by governmental authorities. Future acquisitions also could cause us to incur debt or contingent liabilities or cause us to issue equity securities that could negatively impact the ownership percentages of existing shareholders.

The average selling prices of our products could decrease rapidly which may negatively impact our revenues and gross profit

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. In the past, we have reduced the average unit price of our products in anticipation of or in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. If we are unable to offset any such reductions in our average selling prices by increasing our sales volumes, increasing our sales content per application or reducing production costs, our gross profit and revenues will suffer. To maintain our gross profit, we will need to develop and introduce new products and product enhancements on a timely basis and continually reduce our costs. Our failure to do so could cause our revenues and gross profit to decline.

Failure to manage our distribution channel relationships could impede our future growth

The future growth of our business will depend in large part on our ability to manage our relationships with current and future distributors and sales representatives, develop additional channels for the distribution and sale of our products and manage these relationships. During fiscal 2023, 78% of our revenue was derived from distributors (and 49% of our revenue was derived from our two largest distributors). As we execute our indirect sales strategy, we must manage the potential conflicts that may arise with our direct sales efforts. For example, conflicts with a distributor may arise when a customer begins purchasing directly from us rather than through the distributor. The inability to successfully execute or manage a multi-channel sales strategy could impede our future growth. In addition, relationships with our distributors often involve the use of price protection and inventory return rights. This often requires a significant amount of sales management's time and system resources to manage properly.

We do not have long-term commitments from our customers

Our customers regularly evaluate alternative sources of supply in order to diversify their supplier base, which increases their negotiating leverage with us and protects their ability to secure these components. We believe that any expansion of our customers' supplier bases could have an adverse effect on the prices we are able to charge and volume of product that we are able to sell to our customers, which would negatively affect our revenues and operating results.

Customers may decide not to purchase our products at all, purchase fewer products than they did in the past, or alter their purchasing patterns, particularly because:

- We do not have material long-term purchase contracts with our customers;

- Substantially all of our sales to date have been made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty;

- Some of our customers may have efforts underway to actively diversify their vendor base which could reduce purchases of our products; and

- Some of our customers have developed or acquired products that compete directly with products these customers purchase from us, which could affect our customers' purchasing decisions in the future.

We are subject to increased inventory risks and costs because we build our products based on forecasts provided by customers before receiving purchase orders for the products

In order to ensure availability of our products for some of our largest customers, we start the manufacturing of our products in advance of receiving purchase orders based on forecasts provided by these customers. However, these forecasts do not represent binding purchase commitments and we do not recognize sales for these products until they are shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated sales. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to increased risks of high inventory carrying costs, increased obsolescence and increased operating costs. These inventory risks are exacerbated when our customers purchase indirectly through contract manufacturers or hold component inventory levels greater than their consumption rate because this causes us to have less visibility regarding the accumulated levels of inventory for such customers. A resulting write-off of unusable or excess inventories would adversely affect our operating results.

The COVID-19 pandemic or other public health crises could adversely affect our business, results of operations, and financial condition

The COVID-19 pandemic negatively impacted the global economy, disrupted our operations, global supply chains and the operations of our customers.

The impacts of public health crises on our business, customers, suppliers, employees, markets and financial results and condition are uncertain and dependent on numerous unpredictable factors outside of our control, including:

- The duration and impact of a global economic recession or depression that could reduce demand and/or pricing for our products;

- Disruptions to our business and supply chain (and the business and supply chains of our customers) in connection with the sourcing of materials, equipment and engineering support, and services from geographic areas impacted by the public health crisis, including disruptions caused by illnesses, quarantines and restrictions on people's ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, and other travel or health-related restrictions;

- Delays or limitations on the ability of our customers to make timely payments;

- Governmental actions to limit exposure to and spreading of such infectious diseases, such as travel restrictions, quarantines and business shutdowns or slowdowns, facility closures or other restrictions;

- Deterioration of worldwide credit and financial markets that could limit our ability to obtain external financing to fund our operations and capital expenditures or to refinance our existing indebtedness;

- Potential asset impairments, including goodwill, intangible assets, investments and other assets;

- Increased cyber-related risks due to hybrid working models and increased remote working;

- Challenges with implementing and managing a hybrid model of working from home or the office, establishing appropriate office safety protocols, maintaining our corporate culture, and continuing to attract, retain and motivate our employees;

- Potential failure of our computer systems or communication systems; and

- Investment-related risks, including difficulties in liquidating investments due to current market conditions and adverse investment performance.

There can be no assurance that any decrease in sales resulting any public health crisis will be offset by increased sales in subsequent periods. Even after any public health crisis has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession, economic downturn or increased unemployment that has occurred or may occur in the future. An extended period of global supply chain and economic disruption could materially affect our business, results of operations, access to sources of liquidity and financial condition.

Our products are complex and may contain errors which could lead to liability, an increase in our costs and/or a reduction in our revenues

Our products are complex and may contain errors, particularly when first introduced and/or when new versions are released. Our products are increasingly designed in more complex processes, including higher levels of software and hardware integration in modules and system-level solutions and/or include elements provided by third parties which further increase the risk of errors. We rely primarily on our in-house testing personnel to design test operations and procedures to detect any errors or vulnerabilities prior to delivery of our products to our customers.

Should problems occur in the operation or performance of our products, we may experience delays in meeting key introduction dates or scheduled delivery dates to our customers. These errors could also cause significant re-engineering costs, the diversion of our engineering personnel's attention from our product development efforts and cause significant customer relations and business reputation problems. Any defects could result in refunds, product replacement, product recall or other liability. Any of the foregoing could impose substantial costs and harm our business.

Product liability, data breach or cyber liability claims may be asserted with respect to our products. Many of our products focus on wireless connectivity and the IoT market and such connectivity may make these products particularly susceptible to cyber-attacks. Our products are typically sold at prices that are significantly lower than the cost of the end-products into which they are incorporated. A defect, failure or vulnerability in our product could cause failure in our customer's end-product, so we could face claims for damages that are disproportionately higher than the revenues and profits we receive from the products involved. Furthermore, product liability risks are particularly significant with respect to medical and automotive applications because of the risk of serious harm to users of these end-products. There can be no assurance that any insurance we maintain will sufficiently protect us from such claims.

Our customers require our products to undergo a lengthy and expensive qualification process without any assurance of product sales

Prior to purchasing our products, our customers require that our products undergo an extensive qualification process, which involves testing of the products in the customer's system as well as rigorous reliability testing. This qualification process may continue for six months or longer. However, qualification of a product by a customer does not ensure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision to the product or software, changes in the IC's manufacturing process or the selection of a new supplier by us may require a new qualification process, which may result in delays and in us holding excess or obsolete inventory. After our products are qualified, it can take an additional six months or more before the customer commences volume production of components or devices that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, toward qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, such failure or delay would preclude or delay sales of such product to the customer, which may impede our growth and cause our business to suffer.

We are subject to risks relating to product concentration

We derive a substantial portion of our revenues from a limited number of products, and we expect these products to continue to account for a large percentage of our revenues in the near term. Continued market acceptance of these products, is therefore, critical to our future success. In addition, substantially all of our products that we have sold include technology related to one or more of our issued U.S. patents. If these patents are found to be invalid or unenforceable, our competitors could introduce competitive products that could reduce both the volume and price per unit of our products. Our business, operating results, financial condition and cash flows could therefore be adversely affected by:

- A decline in demand for any of our more significant products;

- Failure of our products to achieve continued market acceptance;

- Competitive products;

- New technological standards or changes to existing standards that we are unable to address with our products;

- A failure to release new products or enhanced versions of our existing products on a timely basis; and

- The failure of our new products to achieve market acceptance.

Any dispositions could harm our financial condition

Any disposition of a business or product line would entail a number of risks that could materially and adversely affect our business and operating results, including:

- Diversion of management's time and attention from our core business;

- Difficulties separating the divested business;

- Risks to relations with customers who previously purchased products from our disposed product line;

- Reduced leverage with suppliers due to reduced aggregate volume;

- Risks related to employee relations;

- Risks that the disposition is not completed on the expected timeline, or at all;

- Risks associated with the transfer and licensing of intellectual property;

- Risks that we do not realize the anticipated benefits from the disposition;

- Risks from third-party claims arising out of the disposition;

- Security risks and other liabilities related to the transition services provided in connection with the disposition;

- Tax issues associated with dispositions; and

- Disposition-related disputes, including disputes over earn-outs and escrows.

The semiconductor manufacturing process is highly complex and, from time to time, manufacturing yields may fall below our expectations, which could result in our inability to satisfy demand for our products in a timely manner and may decrease our gross profit due to higher unit costs

The manufacturing of our products is a highly complex and technologically demanding process. Although we work closely with our foundries and assemblers to minimize the likelihood of reduced manufacturing yields, we have from time to time experienced lower than anticipated manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials could result in lower than anticipated manufacturing yields or unacceptable performance deficiencies, which could lower our gross profit. If our foundries fail to deliver fabricated silicon wafers of satisfactory quality in a timely manner, we will be unable to meet our customers' demand for our products in a timely manner, which would adversely affect our operating results and damage our customer relationships.

We depend on our customers to support our products, and some of our customers offer competing products

We rely on our customers to provide hardware, software, intellectual property indemnification and other technical support for the products supplied by our customers. If our customers do not provide the required functionality or if our customers do not provide satisfactory support for their products, the demand for these devices that incorporate our products may diminish or we may otherwise be materially adversely affected. Any reduction in the demand for these devices would significantly reduce our revenues.

In certain products, some of our customers offer their own competitive products. These customers may find it advantageous to support their own offerings in the marketplace in lieu of promoting our products.

Changes in the privacy and data security/protection laws could have an adverse effect on our operations

Federal, state and international privacy-related or data protection laws and regulations could have an adverse effect on our operations. Complying with these laws and the possibility of proceedings against us by governmental entities or others in relation to these laws could increase operational costs. In 2018, the European Union's General Data Protection Regulation ("GDPR") went into effect, replacing the EU's 1995 Data Protection Directive. The costs of compliance with the GDPR and the potential for fines and penalties in the event of a breach of the GDPR may have an adverse effect on our operations.

Our products must conform to industry standards and technology in order to be accepted by end users in our markets

Generally, our products comprise only a part of a device. All components of such devices must uniformly comply with industry standards in order to operate efficiently together. We depend on companies that provide other components of the devices to support prevailing industry standards. Many of these companies are significantly larger and more influential in affecting industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected which would harm our business.

Products for certain applications are based on industry standards that are continually evolving. Our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by other suppliers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins. For example, the IoT market is relatively new and is continuously evolving. Furthermore, products in the IoT market frequently require interoperability across multiple standards. We may need to adjust our portfolio to meet the needs of this evolving market through acquisitions or significant new investments in research and development.

Our pursuit of necessary technological advances may require substantial time and expense. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. If our products fail to achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected.

We have identified a material weakness in our internal control over financial reporting and if we are unable to implement and maintain effective internal control over financial reporting, or our independent registered public accounting firm is unable to provide an unqualified report thereon, we could be materially adversely effected

As more fully disclosed in *Item 9A. Controls and Procedures* of this Annual Report, we have identified a material weakness that existed as of the end of our fiscal 2023 regarding our internal controls over inventory valuation, primarily the undue reliance on forecasted inventory demand which was not subjected to a sufficient level of management review. As a result of this material weakness, management concluded that our disclosure controls and procedures and internal control over financial reporting were not effective as of December 30, 2023.

Unless and until this material weakness has been remediated, or should new material weaknesses arise or be discovered in the future, material misstatements could occur and go undetected in our interim or annual consolidated financial statements and we may be required to restate our financial statements. In addition, we may experience delays in satisfying our reporting obligations or to comply with Securities and Exchange Commission rules and regulations, which could result in investigations and sanctions by regulatory authorities. Any of these results could adversely affect our business and the value of our common stock.

Intellectual Property Risks

Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation which could adversely affect our business

The semiconductor and software industries have experienced significant litigation involving patents and other intellectual property rights. From time to time, third parties, including non-practicing entities, allege intellectual property infringement by our products, our customers' products, or products using technologies or communications standards used in our industry. We also receive communications from customers or suppliers requesting indemnification for allegations brought against them by third parties. Some of these allegations have resulted, and may result in the future, in our involvement in litigation. We have certain contractual obligations to defend and indemnify our customers from certain infringement claims. We also have been involved in litigation to protect our intellectual property rights in the past and may become involved in such litigation again in the future.

Given the unpredictable nature of litigation and the complexity of the technology, we may not prevail in any such litigation. Legal proceedings could subject us to significant liability, invalidate our proprietary rights, or harm our businesses and our ability to compete. Legal proceedings initiated by us to protect our intellectual property rights could also result in counterclaims or countersuits against us.

Any litigation, regardless of its outcome or merit, could be time-consuming and expensive to resolve and could divert our management's time and attention. Intellectual property litigation also could force us to take specific actions, including:

- Cease using, selling or manufacturing certain products, services or processes;

- Attempt to obtain a license, which license may require the payment of substantial royalties or may not be available on reasonable terms or at all;

- Incur significant costs, time delays and lost business opportunities to develop alternative technologies or redesign products; or

- Pursue legal remedies with third parties to enforce our indemnification rights, which may not adequately protect our interests.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete

Our products rely on our proprietary technology, and we expect that future technological advances made by us will be critical to sustain market acceptance of our products. Therefore, we believe that the protection of our intellectual property rights is and will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants, intellectual property providers and business partners, and control access to and distribution of our documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable. We also cannot be certain that others will not develop effective competing technologies on their own.

Our products incorporate technology licensed from third parties

We incorporate technology (including software) licensed from third parties in our products. We could be subjected to claims of infringement regardless of our lack of involvement in the development of the licensed technology. Although a third-party licensor is typically obligated to indemnify us if the licensed technology infringes on another party's intellectual property rights, such indemnification is typically limited in amount and may be worthless if the licensor becomes insolvent. See *Significant litigation over intellectual property in our industry may cause us to become involved in costly and lengthy litigation which could seriously harm our business.* Furthermore, any failure of third-party technology to perform properly would adversely affect sales of our products incorporating such technology.

Liquidity and Credit Risks

Disruptions in the financial services industry could adversely affect our operations and financial condition

In the first half of 2023, banking regulators closed three U.S. banks and appointed the Federal Deposit Insurance Corporation ("FDIC") to act as receiver. Although we have no direct exposure to the closed banks, uncertainty remains over the broader financial services industry. If other financial institutions enter receivership or become insolvent in the future, our ability to access our cash and investments or to draw on our existing lines of credit could be impacted. Concerns regarding the financial services industry may result in less favorable financing terms, including higher interest rates, tighter financial covenants or systemic limitations on access to credit sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. In addition, inflation and rapid increases in interest rates have led to a decline in the market value of debt securities issued with interest rates below current market interest rates. Sales of such securities prior to their maturity would result in the recognition of losses previously unrealized.

We are subject to credit risks related to our accounts receivable

We do not generally obtain letters of credit or other security for payment from customers, distributors or contract manufacturers. Accordingly, we are not protected against accounts receivable default or bankruptcy by these entities. Our ten largest customers or distributors represent a substantial majority of our accounts receivable. If any such customer or distributor, or a material portion of our smaller customers or distributors, were to become insolvent or otherwise not satisfy their obligations to us, we could be materially harmed.

Our debt could adversely affect our operations and financial condition

We believe we have the ability to service our debt, but our ability to make the required payments thereunder when due depends upon our future performance, which will be subject to general economic conditions, industry cycles and other factors affecting our operations, including risk factors described herein, such as the potential implications of the COVID-19 pandemic, many of which are beyond our control. Our credit facility also contains covenants, including financial covenants. If we breach any of the covenants under our credit facility and do not obtain appropriate waivers, then, subject to any applicable cure periods, our outstanding indebtedness thereunder could be declared immediately due and payable.

We could seek to raise additional debt or equity capital in the future, but additional capital may not be available on terms acceptable to us, or at all

We believe that our existing cash, cash equivalents, investments and credit under our credit facility will be sufficient to meet our working capital needs, capital expenditures, investment requirements and commitments for at least the next 12 months. However, our ability to borrow further under the credit facility is dependent upon our ability to satisfy various conditions, covenants and representations. It is possible that we may need to raise additional funds to finance our activities or to facilitate acquisitions of other businesses, products, intellectual property or technologies. We believe we could raise these funds, if needed, by selling equity or debt securities to the public or to selected investors. In addition, even though we may not need additional funds, we may still elect to sell additional equity or debt securities or obtain credit facilities for other reasons. However, we may not be able to obtain additional funds on favorable terms, or at all, particularly during financial market instability related to the COVID-19 pandemic. If we decide to raise additional funds by issuing equity or convertible debt securities, the ownership percentages of existing shareholders would be reduced.

Stock and Governance Risks

Our stock price may be volatile

The market price of our common stock has been volatile in the past and may be volatile in the future. The market price of our common stock may be significantly affected by the following factors:

- Actual or anticipated fluctuations in our operating results;

- Changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

- Changes in market valuations of other technology companies, particularly semiconductor companies;

- Announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

- Introduction of technologies or product enhancements that reduce the need for our products;

- The loss of, or decrease in sales to, one or more key customers;

- A large sale of stock by a significant shareholder;

- Dilution from the issuance of our stock in connection with acquisitions;

- The addition or removal of our stock to or from a stock index fund;

- Departures of key personnel;

- The required expensing of stock awards; and

- Reporting revenue under ASC Topic 606, *Revenue from Contracts with Customers*.

The stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

Provisions in our charter documents and Delaware law could prevent, delay or impede a change in control of us and may reduce the market price of our common stock

Provisions of our certificate of incorporation and bylaws could have the effect of discouraging, delaying or preventing a merger or acquisition that a stockholder may consider favorable. For example, our certificate of incorporation and bylaws provide for:

- The division of our Board of Directors into three classes to be elected on a staggered basis, one class each year;

- The ability of our Board of Directors to issue shares of our preferred stock in one or more series without further authorization of our stockholders;

- A prohibition on stockholder action by written consent;

- Elimination of the right of stockholders to call a special meeting of stockholders;

- A requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders; and

- A requirement that a supermajority vote be obtained to amend or repeal certain provisions of our certificate of incorporation.

We also are subject to the anti-takeover laws of Delaware which may discourage, delay or prevent someone from acquiring or merging with us, which may adversely affect the market price of our common stock.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

Our Board of Directors oversees our risk management program, and because information security is a top priority and an important component of our day-to-day operations, cybersecurity is part of our overall approach to enterprise risk management. The scope of cybersecurity risk management encompasses all aspects of business operations, including supply chain risks and production manufacturing operations. Our cybersecurity practices are based on industry practices and frameworks such as those established by the International Organization for Standardization and the National Institute of Standards and Technology. We recognize the importance of the secure protection of our employee, customer, supplier and partner data and address material risks from cybersecurity threats through a cross-functional approach focused on preserving the confidentiality, security and availability of the information that we collect and store.

We have implemented cybersecurity processes, measures and controls to assist management in our assessment, identification and management of risks from cybersecurity threats. Our Security Operations ("SecOps") team monitors events, analyzes threats, and coordinates our incident response pursuant to our incident response plan, which includes the process to be followed for reporting of incidents. Our cybersecurity risk management involves identifying information assets and potential threats, followed by assessing and prioritizing risks. We employ various tools and techniques like threat modeling, vulnerability scanners, and penetration testing. Based on the assessment, security measures are implemented. We have implemented regular security awareness training programs for employees to educate them on cybersecurity best practices and to recognize phishing attempts. We also assess and manage cybersecurity risks associated with third-party service providers, including those in our supply chain or who have access to our data or systems. Our cybersecurity process is iterative, with regular reviews and updates to help improve and respond to a dynamic and continuously evolving threat landscape.

We describe whether and how risks from cybersecurity threats have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition under the headings "We may be the victim of business disruptions and security breaches, including cyber-attacks, which could lead to liability or could damage our reputation and financial results" and "We may be subject to information technology failures that could damage our reputation, business operations and financial condition" included as part of our risk factors disclosures in *Item 1A. Risk Factors* of this Annual Report on Form 10-K.

In the last three fiscal years, we have not identified any cybersecurity incidents and the expenses we have incurred from cybersecurity incidents were immaterial, including penalties and settlements, of which there were none.

Governance

Our Board of Directors is responsible for risk management oversight and has delegated to our Audit Committee oversight responsibility for reviewing the effectiveness of our governance and management of cybersecurity risks. The Audit Committee regularly reviews our policies and practices with respect to risk management, including cybersecurity risks, and reports to the full Board of Directors based on these reviews. The Audit Committee also receives a report containing information security risk posture details, remediation plan execution progress and pertinent threat intelligence updates from the Chief Security Officer ("CSO") on a quarterly basis. At least annually, but more frequently as necessary, threats from cybersecurity risks and our action plans relating to those risks also are considered by the full Board during meeting discussions of enterprise risks. Members of management, including the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer may also report directly to the Board of Directors on significant risk management issues, including cybersecurity threats and incidents.

We have an Information Security Steering Committee (the "ISSC"), comprised of members of our executive team, our Chief Information Officer, CSO, and Chief Legal Officer. Our CSO, in coordination with the ISSC, works collaboratively to implement our enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes. Our SecOps team communicates with and reports to the CSO, enabling the CSO and the ISSC to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CSO has over 25 years of security experience in multiple technology disciplines, including prior work experience leading cybersecurity teams, technology strategies and security architecture. He also holds several relevant degrees and certifications, including as a Certified Information Systems Security Professional ("CISSP") and a Certified Secure Software Lifecycle Professional ("CSSLP"), and holds Honors BSc degrees in Computer Science and Physics.

Item 2.   Properties

Our corporate headquarters, housing engineering, sales and marketing, administration and test operations, is located in Austin, Texas. Our headquarters facilities consist of two buildings, which we own, that are located on land which we have leased through 2099. The buildings contain approximately 441,000 square feet of floor space, of which approximately 89,000 square feet were leased to other tenants. In addition to these properties, we lease smaller facilities in various locations in the United States, Canada, China, Denmark, Finland, France, Germany, Hungary, India, Italy, Japan, Norway, Singapore, South Korea, Taiwan and the United Kingdom for engineering, sales and marketing, administrative and manufacturing support activities. We believe that these facilities are suitable and adequate to meet our current operating needs.

Item 3. Legal Proceedings

Information regarding legal proceedings is provided in Note 12, *Commitments and Contingencies*, to the Consolidated Financial Statements. Such information is incorporated by reference herein.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information and Holders

Our common stock is quoted on the NASDAQ National Market under the symbol "SLAB". As of February 12, 2024, there were 53 holders of record of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and we currently do not intend to pay cash dividends. We currently expect to retain any future earnings to fund the operation and expansion of our business.

Stock Performance Graph

The graph depicted below shows a comparison of cumulative total stockholder returns for an investment in Silicon Laboratories Inc. common stock, the NASDAQ Composite Index and the PHLX Semiconductor Index.



Company / Index	12/29/18	12/28/19	01/02/21	01/01/22	12/31/22	12/30/23
Silicon Laboratories Inc.	$100.00	$148.43	$162.22	$262.96	$172.83	$168.50
NASDAQ Composite Index	$100.00	$138.27	$199.64	$243.92	$164.56	$238.01
PHLX Semiconductor Index	$100.00	$165.17	$252.58	$360.81	$234.96	$392.39

(1) The graph assumes that $100 was invested in our common stock and in each index at the market close on December 29, 2018, and that all dividends were reinvested. No cash dividends have been declared on our common stock.

(2) Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

Issuer Purchases of Equity Securities

The following table summarizes repurchases of our common stock during the three months ended December 30, 2023 (in thousands, except per share data):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2023—October 28, 2023	—	$ —	—	$100,000
October 29, 2023—November 25, 2023	—	$ —	—	$100,000
November 26, 2023—December 30, 2023	—	$ —	—	$100,000
Total	—	$ —	—	

Our previous share repurchase program authorized repurchases up to $600 million through December 2023, of which $500 million was repurchased. In January 2024, our Board of Directors authorized a program to repurchase up to $100 million of our common stock through December 2024. The program allows for repurchases to be made in the open market or in private transactions, including structured or accelerated transactions, subject to applicable legal requirements and market conditions.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere in this report. This discussion contains forward-looking statements. Please see the "Cautionary Statement" and "Risk Factors" above for discussions of the uncertainties, risks and assumptions associated with these statements. Our fiscal year-end financial reporting periods are a 52- or 53-week fiscal year that ends on the Saturday closest to December 31. Fiscal 2023, 2022, and 2021 had 52 weeks. Fiscal 2023, 2022 and 2021 ended on December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

Impact of Macroeconomic Conditions

The current global economic environment is experiencing inflationary pressure, relatively high interest rates, and geopolitical tension. We have experienced a decline in revenues, as our customers have slowed purchases to reduce existing inventories in a softening market. The extent of the impact of these macroeconomic conditions on our operational and financial performance will depend on future developments, including the duration and severity of any economic downturn, the impact to the business of our suppliers and/or customers, and other items identified under "Risk Factors" above, all of which are uncertain and cannot be predicted. An extended period of global supply chain and economic disruption could materially affect our business, results of operations, access to sources of liquidity and financial condition.

Overview

We are a leader in secure, intelligent wireless technology for a more connected world. Our integrated hardware and software platform, intuitive development tools, industry leading ecosystem and robust support enable customers in building advanced industrial, commercial, home and life applications. We make it easy for developers to solve complex wireless challenges throughout the product lifecycle and get to market quickly with innovative solutions that transform industries, grow economies and improve lives. We provide analog-intensive, mixed-signal solutions for use in a variety of electronic products in a broad range of applications for the Internet of Things ("IoT") including connected home and security, industrial automation and control, smart metering, smart lighting, commercial building automation, consumer electronics, asset tracking and medical instrumentation. We group our products as Industrial & Commercial or Home & Life based on the target markets they address.

As a fabless semiconductor company, we rely on third-party semiconductor fabricators in Asia, and to a lesser extent the United States and Europe, to manufacture the silicon wafers that reflect our integrated chip ("IC") designs. Each wafer contains numerous die, which are cut from the wafer to create a chip for an IC. We rely on third parties in Asia to assemble, package, and, in most cases, test these devices and ship these units to our customers. Testing performed by such third parties facilitates faster delivery of products to our customers (particularly those located in Asia), shorter production cycle times, lower inventory requirements, lower costs and increased flexibility of test capacity.

The sales cycle for our ICs can be as long as 12 months or more. An additional three to six months or more are usually required before a customer ships a significant volume of devices that incorporate our ICs. Due to this lengthy sales cycle, we typically experience a significant delay between incurring research and development and selling, general and administrative expenses, and the corresponding sales. Consequently, if sales in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters would be adversely affected. Moreover, the amount of time between initial research and development and commercialization of a product, if ever, can be substantially longer than the sales cycle for the product. Accordingly, if we incur substantial research and development costs without developing a commercially successful product, our operating results, as well as our growth prospects, could be adversely affected.

Because some of our ICs are designed for use in consumer products, we expect that the demand for our products will be typically subject to some degree of seasonal demand. However, rapid changes in our markets and across our product areas make it difficult for us to accurately estimate the impact of seasonal factors on our business.

Current Period Highlights of Continuing Operations

Revenues decreased $241.8 million in fiscal 2023 compared to fiscal 2022 due to decreased revenues from both our Industrial & Commercial products and Home & Life products. Gross margin decreased to 58.9% in fiscal 2023 compared to 62.7% in fiscal 2022 primarily due to variations in the price and costs of our products and variations in product mix. Operating expenses decreased $38.6 million in fiscal 2023 compared to fiscal 2022 due primarily to temporary cost containment measures taken in the third and fourth quarters of fiscal 2023, including the elimination of certain bonuses and certain other variable compensation, a reduction in the use of contract employees, and the suspension of all non-essential travel. Operating expenses also decreased due to reduced stock-based compensation from the expense reversal to adjust the estimated levels of achievement related to unvested performance stock units. In the fourth quarter of fiscal 2023, we implemented a workforce reduction of approximately 10% of our employees. We incurred total employee separation costs of $9.1 million. Operating loss in fiscal 2023 was $24.2 million compared to operating income of $119.3 million in fiscal 2022. Refer to "Results of Operations" below for further discussion.

We ended fiscal 2023 with $439.2 million in cash, cash equivalents and short-term investments. Net cash used in operating activities was $30.3 million during fiscal 2023. Accounts receivable were $29.3 million at December 30, 2023, representing 30 days sales outstanding ("DSO"). Inventory was $194.3 million at December 30, 2023, representing 407 days of inventory ("DOI"). During the second quarter of 2023, we paid $535.0 million in cash and issued 0.9 million shares of common stock in connection with the extinguishment of the remaining principal of our 2025 convertible senior notes. In the third quarter of 2023, we repaid $35.0 million in borrowings under our revolving credit facility. In fiscal 2023, we acquired 1.5 million shares of our common stock for $212.9 million.

We have continued to diversify our product portfolio and introduce new products and solutions with added functionality and integration. In fiscal 2023, we introduced a new BB5 family of 8-bit microcontroller units optimized for price and performance, a dual-band SoC designed for long-range networks and protocols like Amazon Sidewalk, Wi-SUN®, and other proprietary protocols, and new integrated Bluetooth® SoC and MCU families that offer IoT device designers energy efficiency, high performance and trusted security for the smallest form factor IoT devices. We plan to continue introducing products that expand the capabilities we offer in order to serve both current and emerging applications, enabling us to address new markets and expand our total available market opportunity.

During fiscal 2023, 2022 and 2021, we had no customer that represented more than 10% of our revenues. In addition to direct sales to customers, some of our end customers purchase products indirectly from us through distributors and contract manufacturers. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we actually sell the products to, and are paid by, the distributors and contract manufacturers, we refer to such end customer as our customer. Two of our distributors who sell to our customers, Arrow Electronics and Edom Technology, represented 34% and 15% of our revenues during fiscal 2023 and 33% and 17% during fiscal 2022, respectively. Three of our distributors, Arrow Electronics, Edom Technology and Sekorm, represented 28%, 18% and 12% of our revenues during fiscal 2021, respectively.

The percentage of our revenues derived from outside of the United States was 88% in fiscal 2023, 83% in fiscal 2022 and 86% in fiscal 2021. All of our revenues to date have been denominated in U.S. dollars. We believe that a majority of our revenues will continue to be derived from customers outside of the United States.

Results of Operations

The following describes the line items set forth in our Consolidated Statements of Operations:

Revenues.   Revenues are generated predominately by sales of our products. Our revenues are subject to variation from period to period due to the volume of shipments made within a period, the mix of products we sell and the prices we charge for our products.

Cost of Revenues.   Cost of revenues includes the cost of purchasing finished silicon wafers processed by independent foundries; costs associated with assembly, test and shipping of those products; costs of personnel and equipment associated with manufacturing support, logistics and quality assurance; costs of software royalties, other intellectual property license costs and certain acquired intangible assets; and an allocated portion of our occupancy costs. Our gross margin fluctuates depending on product mix, manufacturing yields, inventory valuation adjustments, average selling prices and other factors.

Research and Development.   Research and development expense consists primarily of personnel-related expenses, including stock-based compensation, as well as new product masks, external consulting and services costs, equipment tooling, equipment depreciation, amortization of intangible assets and an allocated portion of our occupancy costs. Research and development activities include the design of new products, refinement of existing products and design of test methodologies to ensure compliance with required specifications.

Selling, General and Administrative.   Selling, general and administrative expense consists primarily of personnel-related expenses, including stock-based compensation, as well as an allocated portion of our occupancy costs, sales commissions to independent sales representatives, amortization of intangible assets, professional fees, legal fees, and promotional and marketing expenses.

Interest Income and Other, Net.   Interest income and other, net reflects interest earned on our cash, cash equivalents and investment balances, foreign currency remeasurement adjustments, and other non-operating income and expenses.

Interest Expense.   Interest expense consists of interest on our short and long-term obligations, including our convertible senior notes and credit facility. Interest expense on our convertible senior notes included contractual interest, amortization of debt issuance costs, and for periods prior to fiscal 2022, amortization of the debt discount.

Provision (Benefit) for Income Taxes.   Provision (benefit) for income taxes includes both domestic and foreign income taxes at the applicable tax rates adjusted for non-deductible expenses, research and development tax credits, global intangible low-taxed income, Subpart F income inclusions, and other permanent differences.

Equity-method Earnings (Loss).   Equity-method earnings (loss) represents income or loss on our equity-method investment.

Income from discontinued operations, net of income taxes.   Income from discontinued operations, net of income taxes includes the results of operations of our former infrastructure and automotive business.

The following table sets forth our Consolidated Statements of Operations data as a percentage of revenues for the periods indicated:

	Fiscal Year		
	2023	2022	2021
Revenues	100.0%	100.0%	100.0%
Cost of revenues	41.1	37.3	41.0
Gross margin	58.9	62.7	59.0
Operating expenses:			
Research and development	43.2	32.5	37.9
Selling, general and administrative	18.8	18.6	25.7
Operating expenses	62.0	51.1	63.6
Operating income (loss)	(3.1)	11.6	(4.6)
Other income (expense):			
Interest income and other, net	2.4	1.4	0.8
Interest expense	(0.7)	(0.6)	(4.3)
Income (loss) from continuing operations before income taxes	(1.3)	12.4	(8.1)
Provision for income taxes	1.0	3.8	1.9
Equity-method earnings (loss)	(2.0)	0.3	1.9
Income (loss) from continuing operations	(4.4)	8.9	(8.1)
Income from discontinued operations, net of income taxes	—	—	301.8
Net income (loss)	(4.4)%	8.9%	293.7%

Comparison of Fiscal 2023 to Fiscal 2022

Revenues

(in millions)	Fiscal Year		Change	% Change
	2023	2022		
Industrial & Commercial	$496.6	$ 573.7	$ (77.1)	(13.4)%
Home & Life	285.7	450.4	(164.7)	(36.6)%
	$782.3	$1,024.1	$(241.8)	(23.6)%

The decrease in revenues in fiscal 2023 was due to decreased revenues of $77.1 million from our Industrial & Commercial products and $164.7 million from our Home & Life products. Unit volumes of our products decreased while average selling prices increased compared to fiscal 2022. The average selling prices of our products may fluctuate significantly from period to period due to changes in product mix, pricing decisions and other factors. In general, as our products become more mature, we expect to experience decreases in average selling prices.

The overall demand environment for our customers' products is generally weak. Customers are also seeking to reduce inventory levels relative to the amounts they held during the recent period of widespread supply chain disruptions. As a result, the current demand environment for our products is experiencing high volatility and general weakness, with customers more frequently requesting cancellations, changes to delivery dates, and price and payment term concessions.

Gross Profit

(in millions)	Fiscal Year		
	2023	2022	Change
Gross profit	$460.6	$642.6	$(182.0)
Gross margin	58.9%	62.7%	(3.8)%

Gross profit decreased in fiscal 2023 due primarily to decreased product sales across both of our product groups. Gross margin decreased primarily due to an increase in cost related to product mix.

We may experience variations in the average selling prices of certain of our products. Increases in average selling prices may occur during periods of increased demand, but such demand may be short-lived and could be accompanied by higher product costs. Declines in average selling prices create downward pressure on gross margin and may be offset to the extent we are able to introduce higher margin new products and gain market share with our products; reduce costs of existing products through improved design; achieve lower production costs from our wafer suppliers and third-party assembly and test subcontractors; achieve lower production costs per unit as a result of improved yields throughout the manufacturing process; or reduce logistics costs.

Research and Development

(in millions)	Fiscal Year			% Change
	2023	2022	Change	
Research and development	$337.7	$332.3	$5.4	1.6%
Percent of revenue	43.2%	32.5%		

The increase in research and development expense in fiscal 2023 was primarily due to an increase of $6.3 million for personnel-related expenses and an increase of $5.9 million for IT-related costs. Within personnel-related expenses, increases of $15.0 million in salary expense, $2.4 million in stock compensation, and $7.2 million in termination benefits primarily from the workforce reduction in the fourth quarter were partially offset by a $21.8 million decrease in bonus and variable compensation from lower attainment and the cost containment efforts in the third and fourth quarters. Other decreases to research and development expense in fiscal 2023 were $4.5 million for new product introduction costs and $3.7 million for the amortization of intangible assets. The increase in research and development expense as a percent of revenues in fiscal 2023 was due to our decreased revenues. We expect that research and development expense will remain relatively stable in absolute dollars in the first quarter of 2024 compared to the fourth quarter of 2023.

Selling, General and Administrative

(in millions)	Fiscal Year			% Change
	2023	2022	Change	
Selling, general and administrative	$147.0	$191.0	$(44.0)	(23.0)%
Percent of revenue	18.8%	18.6%		

The decrease in selling, general and administrative expense in fiscal 2023 was primarily due to a $35.4 million decrease to personnel-related costs, which included a $20.7 million decrease in certain bonus and variable compensation as a result of the cost containment efforts in the third and fourth quarters and a $14.7 million reduction in stock compensation driven by a decline in expected achievement for certain performance-based awards. Additionally, amortization of intangible assets decreased by $5.0 million and outside services decreased by $5.1 million, partially offset by an increase in IT-related costs of $1.3 million. The increase in selling, general and administrative expense as a percent of revenues in fiscal 2023 was due to our decreased revenues. We expect that selling, general and administrative expense will increase in absolute dollars in the first quarter of 2024 compared to the fourth quarter of 2023.

Interest Income and Other, Net

Interest income and other, net in fiscal 2023 was $19.2 million compared to $13.9 million in fiscal 2022. The increase in interest income and other, net in fiscal 2023 was primarily due to increased interest income earned as a result of higher market interest rates.

Interest Expense

Interest expense in fiscal 2023 was $5.6 million compared to $6.7 million in fiscal 2022.

Provision for Income Taxes

(in millions)	Fiscal Year		
	2023	2022	Change
Provision for income taxes	$ 7.9	$38.5	$(30.6)
Effective tax rate	(29.9)%	29.6%	

The decrease in the provision for income taxes for fiscal 2023 was primarily due to decreases in pre-tax book income and global intangible low-taxed income inclusions as compared to fiscal 2022.

Equity-method Earnings (Loss)

Equity-method loss in fiscal 2023 was $16.0 million compared to earnings of $3.4 million in fiscal 2022. The decrease in equity-method earnings in fiscal 2023 was due primarily to the loss recognized on the sale of an equity-method investment.

Business Outlook

The following represents our business outlook for the first quarter of fiscal 2024.

Income Statement Item	Estimate
Revenues	$100 million to $110 million
Gross margin	52%
Operating expenses	$118 million
Diluted loss per share	$(1.89) to $(2.05)

Liquidity and Capital Resources

Our principal sources of liquidity as of December 30, 2023 consisted of $439.2 million in cash, cash equivalents and short-term investments, of which $226.9 million was held by our U.S. entities. The remaining balance was held by our foreign subsidiaries. Our cash equivalents and short-term investments consisted of government debt securities, which include agency bonds, municipal bonds, and U.S. government securities; corporate debt securities, which include asset-backed securities, corporate bonds, and Yankee bonds; and money market funds.

Operating Activities

Net cash used in operating activities was $30.3 million during fiscal 2023, compared to net cash provided by operating activities of $141.3 million during fiscal 2022. Operating cash flows during fiscal 2023 reflect our net loss of $34.5 million, adjustments of $104.4 million for depreciation, amortization, stock-based compensation, equity-method losses and deferred income taxes, and a net cash outflow of $100.3 million due to changes in our operating assets and liabilities.

Accounts receivable decreased to $29.3 million at December 30, 2023 from $71.4 million at December 31, 2022. The decrease in accounts receivable resulted primarily from a decrease in shipments during the last quarter of fiscal 2023 compared to the last quarter of fiscal 2022. Our DSO was 30 days at December 30, 2023 and 25 days at December 31, 2022.

Inventory increased to $194.3 million at December 30, 2023 from $100.4 million at December 31, 2022. Our inventory levels will vary based on the availability of supply and the impact of variations between forecasted demand used for purchasing inventory and actual demand. Inventory has increased in part due to us investing in building inventory to minimize potential supply disruptions and meet forecasted future demand. Our DOI was 407 days at December 30, 2023 and 90 days at December 31, 2022; the increase is in part due to the lower cost of sales combined with higher inventory levels during the last quarter of fiscal 2023 compared to the last quarter of fiscal 2022.

Investing Activities

Net cash provided by investing activities was $469.8 million during fiscal 2023, compared to $240.5 million during fiscal 2022. The increase in cash inflows was principally due to cash provided by net purchases, sales, and maturities of marketable securities of $492.6 million in fiscal 2023.

Financing Activities

Net cash used in financing activities was $711.9 million during fiscal 2023, compared to $887.1 million during fiscal 2022. The decrease in cash outflows was principally due to a decrease of $666.3 million for repurchases of our common stock, partially offset by an increase of $571.1 million in payments on debt in fiscal 2023.

Discontinued Operations

Net cash used in discontinued operations was zero during fiscal 2023, compared to net cash used of $69.5 million during fiscal 2022 related to income tax payments.

Debt

As of December 30, 2023, we had a $400 million revolving credit facility. We have an option to increase the size of the borrowing capacity of the revolving credit facility by up to the greater of an aggregate of $250 million and 100% of EBITDA, plus an amount that would not cause a secured net leverage ratio to exceed 3.50 to 1.00, subject to certain conditions. In June 2023, we borrowed $80 million under the revolving credit facility. In the third quarter, we repaid $35.0 million in borrowings under our revolving credit facility. As of December 30, 2023, the outstanding balance in the revolving credit facility is $45.0 million. In June 2023, we paid $535.0 million in cash and issued 0.9 million shares of common stock in connection with the settlement of our 2025 convertible senior notes.

Capital Requirements

Our future capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our products, the timing and extent of research and development projects, potential acquisitions of companies or technologies and the expansion of our sales and marketing activities. We believe our existing cash, cash equivalents, investments, credit under our credit facility, and cash generated from operations are sufficient to meet our short-term (i.e., over at least the next twelve months) and long-term capital requirements, although we could be required, or could elect, to seek additional funding prior to that time. We may enter into acquisitions or strategic arrangements in the future which also could require us to seek additional equity or debt financing.

Contractual Obligations

Our purchase obligations primarily include contractual arrangements in the form of purchase orders and purchase commitments with suppliers. As of December 30, 2023, such purchase obligations were $37.0 million. For a description of other contractual obligations, see Note 10, *Debt*, and Note 11, *Leases*, to the Consolidated Financial Statements.

Comparison of Fiscal 2022 to Fiscal 2021

A discussion of changes in our results of operations and liquidity and capital resources from fiscal 2021 to fiscal 2022 has been omitted from this Form 10-K, but may be found in "Item 7. Management's

Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K filed with the Securities and Exchange Commission on February 1, 2023.

Critical Accounting Estimates

The preparation of financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires that we make estimates and assumptions that affect the amounts reported. Changes in facts and circumstances could have a significant impact on the resulting estimated amounts included in the financial statements. We believe the following critical accounting policies affect our more complex judgments and estimates.

Inventory valuation—We assess the recoverability of inventories through the application of a set of methods, assumptions and estimates. In determining net realizable value, we write down inventory that may be slow moving or have some form of obsolescence, including inventory that has aged more than 24 months. We also adjust the valuation of inventory when its manufacturing cost exceeds the estimated selling price less costs of completion, disposal and transportation. We assess the potential for any unusual customer returns based on known quality or business issues and write-off inventory losses for scrap or non-saleable material. Inventory not otherwise identified to be written down is compared to an assessment of our 18-month forecasted demand. The result of this methodology is compared against the product life cycle and competitive situations in the marketplace to determine the appropriateness of the resulting inventory levels. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those that we project. In the event that actual demand is lower, or market conditions are worse than originally projected, additional inventory write-downs may be required.

Impairment of goodwill and other long-lived assets—We review long-lived assets which are held and used, including fixed assets and purchased intangible assets, for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset over its expected useful life and are significantly impacted by estimates of future prices and volumes for our products, capital needs, economic trends and other factors which are inherently difficult to forecast. If the asset is considered to be impaired, we record an impairment charge equal to the amount by which the carrying value of the asset exceeds its fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique.

We test our goodwill for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. We assess goodwill for impairment by comparing the fair value of a reporting unit to its carrying amount. In determining fair value, several valuation methodologies are allowed, although quoted market prices are the best evidence of fair value. If the fair value of the reporting unit is less than its carrying amount, we recognize an impairment loss equal to that excess amount.

Acquired intangible assets—When we acquire a business, a portion of the purchase price is typically allocated to identifiable intangible assets, such as acquired technology and customer relationships. Fair value of these assets is determined primarily using the income approach, which requires us to project future cash flows and apply an appropriate discount rate. We amortize intangible assets with finite lives over their expected useful lives. Our estimates are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Incorrect estimates could result in future impairment charges, and those charges could be material to our results of operations.

Revenue recognition—We recognize revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. In order to achieve this core principle, we apply a five-step process. As part of this process, we analyze the performance obligations in a customer contract and estimate the variable consideration we expect to receive. The evaluation of performance obligations requires that we identify the promised goods and services in the contract. For contracts that contain more than one promised good and service, we then must determine whether the promises are capable of being distinct and if they are separately identifiable from other promises in the contract. Variable consideration primarily includes sales made to distributors under agreements allowing certain rights of return, referred to as stock rotation, and credits issued to the distributor due to price protection. We estimate variable consideration at the most likely amount to which we expect to be entitled. We make these estimates based on available information, including recent sales activity and pricing data. We apply a constraint to our variable consideration estimate which considers both the likelihood of a return and the amount of a potential price concession. If our evaluation of performance obligations is incorrect, we may recognize revenue sooner or later than is appropriate. If our estimates of variable consideration are inaccurate, we may recognize too much or too little revenue in a period. We may adjust assumptions used to estimate consideration periodically based on analysis of prior estimates.

Stock-based compensation—We recognize the fair-value of stock-based compensation transactions in the Consolidated Statements of Operations. The fair value of our full-value stock awards (with the exception of market-based performance awards) equals the fair market value of our stock on the date of grant. The fair value of our market-based performance awards is estimated at the date of grant using a Monte-Carlo simulation. The fair value of our stock option and employee stock purchase plan grants is estimated at the date of grant using the Black-Scholes option pricing model. In addition, we are required to estimate the expected forfeiture rate of our stock grants and only recognize the expense for those shares expected to vest. If our actual experience differs significantly from the assumptions used to compute our stock-based compensation cost, or if different assumptions had been used, we may have recorded too much or too little stock-based compensation cost. See Note 15, *Stock-Based Compensation*, to the Consolidated Financial Statements for additional information.

Income taxes—We are required to calculate income taxes in each of the jurisdictions in which we operate. This process involves calculating the actual current tax liability together with assessing temporary differences in recognition of income (loss) for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our Consolidated Balance Sheets. We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, we are required to estimate the amount of expected future taxable income. Judgment is inherent in this process, and differences between the estimated and actual taxable income could result in a material impact on our Consolidated Financial Statements.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step requires us to determine whether the weight of available evidence indicates that the tax position has met the threshold for recognition. Therefore, we must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently complex and requires subjective estimations of such amounts to determine the probability of various possible outcomes. We re-evaluate the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, expirations of statutes of limitation, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Although we believe the measurement of our liabilities for uncertain tax positions is reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals. If additional taxes are assessed as a result of an audit or litigation, they could have a material effect on our income tax provision and net income in the period or periods for which that determination is made. We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve and could result in additional assessments of income tax. We believe adequate provisions for income taxes have been made for all periods.

Recent Accounting Pronouncements

Information regarding recent accounting pronouncements is provided in Note 2, *Significant Accounting Policies*, to the Consolidated Financial Statements. Such information is incorporated by reference herein.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Income

Our investment portfolio includes cash, cash equivalents and short-term investments. Our main investment objectives are the preservation of investment capital and the maximization of after-tax returns on our investment portfolio. Our interest income is sensitive to changes in the general level of U.S. interest rates. A 100 basis point decline in yield on our investment portfolio holdings as of December 30, 2023 would decrease our future annual interest income by approximately $3.6 million. A 100 basis point decline in yield on our investment portfolio holdings as of December 31, 2022 would decrease our future annual interest income by approximately $11.0 million. We believe that our investment policy, which defines the duration, concentration, and minimum credit quality of the allowable investments, meets our investment objectives.

Interest Expense

We are exposed to interest rate fluctuations in the normal course of our business, including through our credit facility. The interest rate on the credit facility consists of a variable-rate of interest and an applicable margin. As of December 30, 2023, we had $45.0 million outstanding under our credit facility. A 100 basis point increase in interest rates would increase our future annual interest rate expense by approximately $0.5 million.

Foreign currency exchange rate risk

We are exposed to foreign currency exchange rate risk primarily through assets, liabilities and operating expenses of our subsidiaries denominated in currencies other than the U.S. dollar. Our foreign subsidiaries are considered to be extensions of the U.S. parent. The functional currency of the foreign subsidiaries is the U.S. dollar. Accordingly, gains and losses resulting from remeasuring transactions denominated in currencies other than U.S. dollars are recorded in the Consolidated Statements of Operations. We use foreign currency forward contracts to manage exposure to foreign exchange risk. Gains and losses on foreign currency forward contracts are recognized in earnings in the same period during which the hedged transaction is recognized.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and supplementary data required by this item are included in Part IV, Item 15 of this Form 10-K and are presented beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act). Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were not effective as of

December 30, 2023 to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, as a result of the material weakness in our internal control over financial reporting described below.

Notwithstanding the material weakness in internal control over financial reporting described below, management believes and has concluded that the consolidated financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. generally accepted accounting principles.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls during the fiscal quarter ended December 30, 2023 that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 30, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013 framework). Based on our assessment we concluded that, as of December 30, 2023, the material weakness described below existed.

During the year-end financial reporting process of fiscal 2023, management identified a material weakness in internal control over financial reporting. The material weakness resulted from undue reliance on forecasted inventory demand information used in determining inventory carrying value adjustments without effectively designed controls over the evaluation of demand assumptions. These forecasts are used to determine inventory carrying value adjustments necessary to record such quantities at the lower of their cost or net realizable value.

A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. This material weakness did not result in any material errors.

With respect to the material weakness above, management, under the oversight of the Audit Committee, is in the process of designing appropriate controls and the remediation plan specific to the inventory valuation process. The material weakness will not be considered remediated until the enhanced controls operate for a sufficient period of time and management has concluded, through testing, that the related controls are effective. We will monitor the effectiveness of the remediation plan and refine the remediation plan as appropriate.

Our independent registered public accounting firm, Ernst & Young LLP, issued an attestation report on our internal control over financial reporting. This report appears on page F-3.

Item 9B. Other Information

On January 25, 2024, the Compensation Committee of the Board of Directors of the Company approved a form of Performance Stock Units Grant Notice and Global PSU Award Agreement (the "PSU Award Agreement") under its 2009 Stock Incentive Plan, as amended and restated.

The PSU Awards will be earned based upon the level of achievement of the following performance criteria (each as defined in the PSU Award Agreement):

- Average Revenue Growth Rate Payout Percent (weighted 50%)

- Average Non-GAAP Operating Income Margin Payout Percent (weighted 50%)

The PSU Awards are all subject to the terms and conditions of the 2009 Stock Incentive Plan, as amended and restated, and the form of PSU Award Agreement, a copy of which is attached as Exhibit 10.19 to this Form 10-K and incorporated herein by reference.

Rule 10b5-1 Trading Arrangements

There were no contracts, instructions, or written plans for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c), nor were there any non-Rule 10b5-1 trading arrangements, entered into or terminated by our directors and officers (as defined under Rule 16b-1(f) of the Exchange Act) during the quarter ended December 30, 2023.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Certain information required by Part III is omitted from this report because we intend to file a definitive Proxy Statement pursuant to Regulation 14A (the "Proxy Statement") no later than 120 days after the end of the fiscal year covered by this report, and certain information to be included therein is incorporated herein by reference.

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to the Proxy Statement under the sections captioned "Proposal One: Election of Directors," "Executive Officers," "Delinquent 16(a) Reports" and "Code of Ethics."

Item 11.   Executive Compensation

The information under the caption "Executive Compensation" and "Proposal One: Election of Directors" appearing in the Proxy Statement, is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the caption "Ownership of Securities" and "Equity Compensation Plan Information" appearing in the Proxy Statement is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information under the caption "Certain Relationships and Related Transactions, and Director Independence" appearing in the Proxy Statement is incorporated herein by reference.

Item 14.   Principal Accounting Fees and Services

The information under the caption "Proposal Two: Ratification of Appointment of Independent Registered Public Accounting Firm" appearing in the Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements


Index


	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	F-1
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets at December 30, 2023 and December 31, 2022	F-6
Consolidated Statements of Operations for the fiscal years ended December 30, 2023, December 31, 2022 and January 1, 2022	F-7
Consolidated Statements of Comprehensive Income (loss) for the fiscal years ended December 30, 2023, December 31, 2022 and January 1, 2022	F-8
Consolidated Statements of Changes in Stockholders' Equity for the fiscal years ended December 30, 2023, December 31, 2022 and January 1, 2022	F-9
Consolidated Statements of Cash Flows for the fiscal years ended December 30, 2023, December 31, 2022 and January 1, 2022	F-10
Notes to Consolidated Financial Statements	F-11

2. Schedules

All schedules have been omitted since the information required by the schedule is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and notes thereto.

3. Exhibits

The exhibits listed on the accompanying index to exhibits immediately following the Consolidated Financial Statements are filed as part of, or hereby incorporated by reference into, this Form 10-K.

(b)   Exhibits

The following exhibits are filed as part of this report:

Exhibit Number	
2.1*	Asset Purchase Agreement dated April 22, 2021 between Silicon Laboratories Inc. and Skyworks Solutions, Inc. (filed as Exhibit 2.1 to the Form 8-K filed on April 22, 2021).
3.1*	Form of Fourth Amended and Restated Certificate of Incorporation of Silicon Laboratories Inc. (filed as Exhibit 3.1 to the Registration Statement on Form S-1 (Securities and Exchange Commission File No. 333-94853) (the "IPO Registration Statement")).
3.2*	Fifth Amended and Restated Bylaws of Silicon Laboratories Inc. (filed as Exhibit 3.1 to the Form 8-K filed on February 3, 2021).
4.1*	Specimen certificate for shares of common stock (filed as Exhibit 4.1 to the IPO Registration Statement).
4.7*	Description of Registrant's Securities Registered under Section 12 of the Exchange Act (filed as Exhibit 4.7 to the Form 10-K filed on February 1, 2023).
10.1*+	Form of Indemnification Agreement between Silicon Laboratories Inc. and each of its directors and executive officers (filed as Exhibit 10.1 to the IPO Registration Statement).
10.2*	Credit Agreement, dated July 31, 2012, by and among Silicon Laboratories Inc., the subsidiaries of the borrower identified therein, Bank of America, N.A., Wells Fargo Bank, National Association, and Regions Bank (filed as Exhibit 10.1 to the Form 8-K filed August 1, 2012).
10.3*	First Amendment to Credit Agreement, dated July 24, 2015, by and among Silicon Laboratories Inc., the subsidiaries of the borrower identified therein, Wells Fargo Bank, National Association, Citibank, N.A., Regions Bank, Bank of America, N.A. and the lenders party thereto (filed as Exhibit 10.1 to the Form 8-K filed on July 29, 2015).
10.4*	Second Amendment to Credit Agreement, dated February 27, 2017, by and among Silicon Laboratories Inc., the subsidiaries of the borrower identified therein, Wells Fargo Bank, National Association and the lenders party thereto (filed as Exhibit 10.1 to the Form 8-K filed on February 27, 2017).
10.5*	Third Amendment to Credit Agreement, dated August 7, 2019, by and among Silicon Laboratories Inc., the subsidiaries of the borrower identified therein, Wells Fargo Bank, National Association and the lenders party thereto (filed as Exhibit 10.1 to the Form 8-K filed on August 7, 2019).
10.6*	Fourth Amendment to Credit Agreement, dated May 26, 2020, by and among Silicon Laboratories Inc., the subsidiaries of the borrower identified therein, Wells Fargo Bank, National Association and the lenders party thereto (filed as Exhibit 10.1 to the Form 8-K filed on May 27, 2020).
10.7*	Security and Pledge Agreement, dated July 31, 2012, by and among Silicon Laboratories Inc., with the other parties identified as "Obligors" (as defined therein) and such other parties that may become Obligors thereunder after the date thereof, and Bank of America, N.A (filed as Exhibit 10.2 to the Form 8-K filed August 1, 2012).
10.8*+	Form of Restricted Stock Units Grant Notice and Global Restricted Stock Units Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated (filed as Exhibit 10.7 to the Form 10-K filed on February 1, 2017).
10.9*+	Form of Market Stock Units Grant Notice and Global Market Stock Units Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated (filed as Exhibit 10.8 to the Form 10-K filed on February 1, 2017).

Exhibit Number	
10.10*+	Form of Stock Option Grant Notice and Global Stock Option Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated (filed as Exhibit 10.9 to the Form 10-K filed on February 1, 2017).
10.11*	Purchase Agreement between Silicon Laboratories Inc. and Goldman, Sachs & Co. and Wells Fargo Securities, LLC, as representatives of the several initial purchasers named therein, dated February 28, 2017 (filed as Exhibit 10.1 to the Form 8-K filed on March 6, 2017).
10.12*+	Silicon Laboratories Inc. Form of Executive Severance Agreement (filed as Exhibit 10.2 to the Form 8-K filed on May 17, 2021).
10.13*+	Silicon Laboratories Inc. Form of Performance Stock Units Grant Notice and Global PSU Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated (filed as Exhibit 10.3 to the Form 8-K filed on May 17, 2021).
10.14*+	Silicon Laboratories Inc. 2009 Stock Incentive Plan (As Amended and Restated on April 22, 2021) (filed as Exhibit 4.3 to the Form S-8 filed on May 5, 2021).
10.15*+	Silicon Laboratories Inc. 2009 Employee Stock Purchase Plan (As Amended and Restated on April 22, 2021) (filed as Exhibit 4.4 to the Form S-8 filed on May 5, 2021).
10.16*+	Silicon Laboratories Inc. Form of Performance Stock Units Grant Notice and Global PSU Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated (filed as Exhibit 10.1 to the Form 8-K filed on December 23, 2021).
10.17*+	Silicon Laboratories Inc. 2022 Bonus Plan (filed as Exhibit 10.1 to the Form 8-K filed on January 28, 2022).
10.18*+	Silicon Laboratories Inc. Form of Performance Stock Units Grant Notice and Global PSU Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated (filed as Exhibit 10.20 to the Form 10-K filed on February 1, 2023).
10.19+	Silicon Laboratories Inc. Form of Performance Stock Units Grant Notice and Global PSU Award Agreement under Registrant's 2009 Stock Incentive Plan, as amended and restated.
21	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (included on signature page to this Form 10-K).
31.1	Certification of the Principal Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Principal Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification as required by Section 906 of the Sarbanes-Oxley Act of 2002.
97	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Incorporated herein by reference to the indicated filing.

\+ Management contract or compensatory plan or arrangement

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on February 20, 2024.

SILICON LABORATORIES INC.

By: /s/ R. Matthew Johnson

R. Matthew Johnson
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints R. Matthew Johnson and Mark Mauldin and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-K and other documents in connection herewith and therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection herewith and therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Navdeep S. Sooch Navdeep S. Sooch	Chairman of the Board	February 20, 2024
/s/ R. Matthew Johnson R. Matthew Johnson	President, Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2024
/s/ Mark D. Mauldin Mark D. Mauldin	Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 20, 2024
/s/ William G. Bock William G. Bock	Director	February 20, 2024
/s/ Robert Conrad Robert Conrad	Director	February 20, 2024

Name	Title	Date
/s/ GREGG LOWE Gregg Lowe	Director	February 20, 2024
/s/ SHERRI LUTHER Sherri Luther	Director	February 20, 2024
/s/ NINA RICHARDSON Nina Richardson	Director	February 20, 2024
/s/ SUMIT SADANA Sumit Sadana	Director	February 20, 2024
/s/ CHRISTY WYATT Christy Wyatt	Director	February 20, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Silicon Laboratories Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Silicon Laboratories Inc. (the Company) as of December 30, 2023 and December 31, 2022, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 20, 2024 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of Variable Consideration

Description of the Matter

As described in Note 2 of the consolidated financial statements, the transaction price for sales reflects the Company's expectations about the consideration it will be entitled to receive and may include fixed or variable amounts. Variable consideration includes consideration due from distributor customers under agreements allowing reductions to the contract price due to pricing concessions. The Company uses estimates to determine the expected variable consideration to recognize as revenue which consider both actual historical pricing concessions issued and current and expected future market conditions.

Auditing management's variable consideration estimates relating to pricing concessions was judgmental because the calculations involve subjective management assumptions about the estimates of expected future pricing concessions. For example, the estimated variable consideration included in the transaction price reflects management's evaluation of contractual terms, historical experience, assumptions about future economic conditions and the quantity of products distributors are expected to sell. Changes in those assumptions can have a material effect on the amount of variable consideration recognized.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the measurement and valuation of the variable consideration recognized. For example, we tested controls over management's review of the variable consideration methodology, the significant assumptions and the historical data utilized in the estimate for expected pricing concessions.

To test the variable consideration recognized as revenue we performed audit procedures that included, among others, evaluating the Company's methodology and related significant assumptions and estimates and tested the completeness and accuracy of the historical data utilized in the estimates. In our assessment of the methodology, we considered changes in the business, changes in pricing assumptions, and evaluated significant assumptions used by management by comparison to current trends and recent transactions. We also evaluated the accuracy of management's assumed price concessions from prior periods by comparing to subsequent actual activity.

Inventory Valuation

Description of the Matter

At December 30, 2023, the Company's net inventory balance was $194.3 million. As discussed in Note 2 to the consolidated financial statements, inventories are stated at the lower of cost, determined using the first-in, first-out method, or net realizable value. The Company writes down the carrying value of inventory to net realizable value for estimated obsolescence or unmarketable inventory based upon assumptions about the age of inventory, future demand, and market conditions.

Auditing management's inventory carrying value adjustments involved significant judgment because the estimates are based on several factors that are affected by market, industry and competitive conditions outside the Company's control. In estimating inventory carrying value adjustments, management developed assumptions such as forecasts of future sales quantities which are sensitive to the competitiveness of product offerings, customer requirements, and product life cycles. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	Our audit procedures included, among others, testing the reasonableness of management's key assumptions and judgments and testing the accuracy and completeness of the underlying data used to determine the valuation of inventory. For instance, we compared the quantities and carrying value of on-hand inventories to related unit sales, both historical and forecasted, assessed the reasonableness of management's estimates of forecasted unit sales, and evaluated factors that may impact expected quantities to be sold.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1996.
Austin, Texas
February 20, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Silicon Laboratories Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Silicon Laboratories Inc.'s internal control over financial reporting as of December 30, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Silicon Laboratories Inc. (the Company) has not maintained effective internal control over financial reporting as of December 30, 2023, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness in controls related to the company's inventory demand forecasting process.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 30, 2023 and December 31, 2022, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 30, 2023, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated February 20, 2024 which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Austin, Texas
February 20, 2024

Silicon Laboratories Inc.
Consolidated Balance Sheets
(In thousands, except per share data)

	December 30, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 227,504	$ 499,915
Short-term investments	211,720	692,024
Accounts receivable, net	29,295	71,437
Inventories	194,295	100,417
Prepaid expenses and other current assets	75,117	97,570
Total current assets	737,931	1,461,363
Property and equipment, net	145,890	152,016
Goodwill	376,389	376,389
Other intangible assets, net	59,533	84,907
Other assets, net	123,313	94,753
Total assets	$1,443,056	$2,169,428
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 57,498	$ 89,860
Revolving line of credit	45,000	—
Deferred revenue and returns liability	2,117	6,780
Other current liabilities	58,955	89,136
Total current liabilities	163,570	185,776
Convertible debt, net	—	529,573
Other non-current liabilities	70,804	49,071
Total liabilities	234,374	764,420
Commitments and contingencies		
Stockholders' equity:		
Preferred stock—$0.0001 par value; 10,000 shares authorized; no shares issued	—	—
Common stock—$0.0001 par value; 250,000 shares authorized; 31,897 and 31,994 shares issued and outstanding at December 30, 2023 and December 31, 2022, respectively	3	3
Additional paid-in capital	16,973	—
Retained earnings	1,192,731	1,415,693
Accumulated other comprehensive loss	(1,025)	(10,688)
Total stockholders' equity	1,208,682	1,405,008
Total liabilities and stockholders' equity	$1,443,056	$2,169,428

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Revenues	$782,258	$1,024,106	$ 720,860
Cost of revenues	321,672	381,549	295,468
Gross profit	460,586	642,557	425,392
Operating expenses:			
Research and development	337,744	332,326	273,208
Selling, general and administrative	146,996	190,971	185,022
Operating expenses	484,740	523,297	458,230
Operating income (loss)	(24,154)	119,260	(32,838)
Other income (expense):			
Interest income and other, net	19,165	13,915	5,696
Interest expense	(5,554)	(6,723)	(31,033)
Income (loss) from continuing operations before income taxes	(10,543)	126,452	(58,175)
Provision for income taxes	7,943	38,450	13,427
Equity-method earnings (loss)	(16,030)	3,400	13,728
Income (loss) from continuing operations	(34,516)	91,402	(57,874)
Income from discontinued operations, net of income taxes	—	—	2,175,273
Net income (loss)	$ (34,516)	$ 91,402	$2,117,399
Basic earnings (loss) per share:			
Continuing operations	$ (1.09)	$ 2.61	$ (1.35)
Net income (loss)	$ (1.09)	$ 2.61	$ 49.44
Diluted earnings (loss) per share:			
Continuing operations	$ (1.09)	$ 2.54	$ (1.35)
Net income (loss)	$ (1.09)	$ 2.54	$ 47.78
Weighted-average common shares outstanding:			
Basic	31,804	35,086	42,830
Diluted	31,804	36,042	44,315

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In thousands)

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Net income (loss)	$(34,516)	$ 91,402	$2,117,399
Other comprehensive income (loss), before tax:			
Net changes to available-for-sale securities:			
Unrealized gains (losses) arising during the period	7,709	(12,562)	(4,338)
Reclassification for (gains) losses included in net income (loss)	4,596	2,088	(335)
Net changes to cash flow hedges:			
Unrealized gains (losses) arising during the period	210	(4,110)	(598)
Reclassification for (gains) losses included in net income (loss)	(250)	4,110	(87)
Other comprehensive income (loss), before tax	12,265	(10,474)	(5,358)
Provision (benefit) for income taxes	2,602	(2,205)	(1,125)
Other comprehensive income (loss)	9,663	(8,269)	(4,233)
Comprehensive income (loss)	$(24,853)	$ 83,133	$2,113,166

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Changes in Stockholders' Equity
(In thousands)

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance as of January 2, 2021	43,925	$ 4	$ 204,359	$ 993,664	$ 1,814	$ 1,199,841
Net income (loss)	—	—	—	2,117,399	—	2,117,399
Other comprehensive loss	—	—	—	—	(4,233)	(4,233)
Stock issuances, net of shares withheld for taxes	548	—	(8,056)	—	—	(8,056)
Repurchases of common stock	(6,520)	—	(253,820)	(896,224)	—	(1,150,044)
Stock-based compensation	—	—	58,264	—	—	58,264
Convertible debt activity	528	—	(747)	—	—	(747)
Balance as of January 1, 2022	38,481	4	—	2,214,839	(2,419)	2,212,424
Cumulative effect of adoption of accounting standard	—	—	—	(59,963)	—	(59,963)
Net income (loss)	—	—	—	91,402	—	91,402
Other comprehensive loss	—	—	—	—	(8,269)	(8,269)
Stock issuances, net of shares withheld for taxes	387	—	(3,608)	—	—	(3,608)
Repurchases of common stock	(6,874)	(1)	(56,968)	(830,585)	—	(887,554)
Stock-based compensation	—	—	60,576	—	—	60,576
Balance as of December 31, 2022	31,994	3	—	1,415,693	(10,688)	1,405,008
Net income (loss)	—	—	—	(34,516)	—	(34,516)
Other comprehensive income	—	—	—	—	9,663	9,663
Stock issuances, net of shares withheld for taxes	505	—	(3,577)	—	—	(3,577)
Repurchases of common stock	(1,522)	—	(24,578)	(188,446)	—	(213,024)
Stock-based compensation	—	—	48,688	—	—	48,688
Convertible debt activity	920	—	(3,560)	—	—	(3,560)
Balance as of December 30, 2023	31,897	$ 3	$ 16,973	$1,192,731	$ (1,025)	$ 1,208,682

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Operating Activities			
Net income (loss)	$ (34,516)	$ 91,402	$ 2,117,399
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities of continuing operations:			
Income from discontinued operations, net of income taxes	—	—	(2,175,273)
Depreciation of property and equipment	25,707	22,524	18,051
Amortization of other intangible assets	25,374	34,071	44,505
Amortization of debt discount and debt issuance costs	960	2,003	22,767
Loss on extinguishment of convertible debt	—	3	3,370
Stock-based compensation expense	48,208	60,510	56,842
Equity-method (earnings) loss	16,030	(3,400)	(13,728)
Deferred income taxes	(11,815)	(18,240)	(3,414)
Changes in operating assets and liabilities:			
Accounts receivable	42,142	26,876	(3,144)
Inventories	(93,398)	(51,044)	(1,510)
Prepaid expenses and other assets	(10,733)	(31,240)	44,664
Accounts payable	(25,644)	36,797	(7,704)
Other current liabilities and income taxes	(37,793)	(12,738)	2,109
Deferred revenue and returns liability	(4,663)	(7,069)	863
Other non-current liabilities	29,793	(9,181)	(14,599)
Net cash provided by (used in) operating activities of continuing operations	(30,348)	141,274	91,198
Investing Activities			
Purchases of marketable securities	(103,485)	(607,237)	(1,541,971)
Sales of marketable securities	395,565	223,354	250,075
Maturities of marketable securities	200,530	650,946	844,966
Purchases of property and equipment	(22,282)	(26,525)	(28,577)
Purchases of other assets	(520)	—	(1,158)
Net cash provided by (used in) investing activities of continuing operations	469,808	240,538	(476,665)
Financing Activities			
Proceeds from issuance of debt	80,000	—	—
Payments on debt	(571,157)	(21)	(140,572)
Repurchases of common stock	(217,137)	(883,424)	(1,150,044)
Payment of taxes withheld for vested stock awards	(18,189)	(15,387)	(22,239)
Proceeds from the issuance of common stock	14,612	11,779	14,183
Net cash used in financing activities of continuing operations	(711,871)	(887,053)	(1,298,672)
Discontinued Operations			
Operating activities	—	(69,467)	(191,642)
Investing activities	—	—	2,747,684
Net cash provided by (used in) discontinued operations	—	(69,467)	2,556,042
Increase (decrease) in cash and cash equivalents	(272,411)	(574,708)	871,903
Cash and cash equivalents at beginning of period	499,915	1,074,623	202,720
Cash and cash equivalents at end of period	$ 227,504	$ 499,915	$ 1,074,623
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 4,471	$ 4,427	$ 5,010
Income taxes paid	$ 31,713	$ 132,005	$ 266,277
Noncash financing activities:			
Issuance of common stock in connection with settlement of convertible debt	$ 148,487	$ —	$ —

The accompanying notes are an integral part of these Consolidated Financial Statements.

Silicon Laboratories Inc.
Notes to Consolidated Financial Statements
December 30, 2023

1. Description of Business

Silicon Laboratories Inc. (the "Company"), a Delaware corporation, is a leader in secure, intelligent wireless technology for a more connected world. Our integrated hardware and software platform, intuitive development tools, industry-leading ecosystem, and robust support help customers build advanced industrial, commercial, home, and life applications. The Company provides analog-intensive, mixed-signal solutions for use in a variety of electronic products in a broad range of applications for the Internet of Things ("IoT") including connected home and security, industrial automation and control, smart metering, smart lighting, commercial building automation, consumer electronics, asset tracking and medical instrumentation. Within the semiconductor industry, the Company is known as a "fabless" company meaning that the integrated circuits ("ICs") incorporated in its products are manufactured by third-party foundry semiconductor companies.

On July 26, 2021, the Company sold its infrastructure and automotive business to Skyworks Solutions, Inc. for $2.75 billion in cash. The financial results of the infrastructure and automotive business for the fiscal year ended January 1, 2022 have been presented as discontinued operations in the Consolidated Financial Statements. See Note 3, *Discontinued Operations*, for additional information.

2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company prepares financial statements on a 52- or 53-week fiscal year that ends on the Saturday closest to December 31. Fiscal 2023, 2022, and 2021 had 52 weeks. Fiscal 2023, 2022 and 2021 ended on December 30, 2023, December 31, 2022, and January 1, 2022, respectively. The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Transactions

The Company's foreign subsidiaries are considered to be extensions of the U.S. Company. The functional currency of the foreign subsidiaries is the U.S. dollar. Accordingly, gains and losses resulting from remeasuring transactions denominated in currencies other than U.S. dollars are included in interest income and other, net in the Consolidated Statements of Operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Among the significant estimates affecting the financial statements are those related to inventories, goodwill, acquired intangible assets, other long-lived assets, revenue recognition, stock-based compensation and income taxes. Actual results could differ from those estimates, and such differences could be material to the financial statements. The Company periodically reviews the assumptions used in its financial statement estimates.

2. Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The fair values of the Company's financial instruments are recorded using a hierarchical disclosure framework based upon the level of subjectivity of the inputs used in measuring assets and liabilities. The three levels are described below:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs other than Level 1 that are directly or indirectly observable, such as quoted prices for similar assets or liabilities and quoted prices in less active markets.

Level 3—Inputs are unobservable for the asset or liability and are developed based on the best information available in the circumstances, which might include the Company's own data.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits, money market funds and investments in debt securities with original maturities of ninety days or less when purchased.

Investments

The Company's investments typically have original maturities greater than ninety days as of the date of purchase and are classified as available-for-sale securities. Investments in available-for-sale securities are reported at fair value, with unrealized gains and losses, net of tax, recorded as a component of accumulated other comprehensive loss in the Consolidated Balance Sheet. Investments in which the Company has the ability and intent, if necessary, to liquidate in order to support its current operations (including those with contractual maturities greater than one year from the date of purchase) are classified as short-term.

The Company reviews its available-for-sale investments as of the end of each reporting period for declines in fair value based on the specific identification method. The Company records an allowance for credit loss when a decline in fair value is due to credit-related factors. The Company considers various factors in determining whether an investment is impaired, including the severity of the impairment, changes in underlying credit ratings, forecasted recovery, its intent to sell or the likelihood that it would be required to sell the investment before its anticipated recovery in market value and the probability that the scheduled cash payments will continue to be made. When the Company concludes that a credit-related impairment has occurred, the Company assesses whether it intends to sell the security or if it is more likely than not that it will be required to sell the security before recovery. If either of these two conditions is met, the Company recognizes a charge in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If the Company does not intend to sell a security and it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recorded in accumulated other comprehensive loss.

In addition, the Company has made equity investments in non-publicly traded companies. Equity investments in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. The Company's proportionate share of income or loss is recorded in equity-method earnings in the Consolidated Statements of Operations. The Company has elected to use the measurement alternative under Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2019-04, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives*

2. Significant Accounting Policies (Continued)

and Hedging, and Topic 825, Financial Instruments, to value non-marketable equity investments that do not have readily determinable fair values. Under the alternative, these non-marketable equity investments are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes of the same or similar securities in observable transactions. The Company periodically reviews its equity investments for declines in fair value based on the specific identification method and writes down investments to their estimated fair values when it determines that a decline has occurred. In fiscal 2023, the Company sold its ownership in Walden Technology Ventures III, a limited partnership, and recognized the loss in the Consolidated Statement of Operations.

Derivative Financial Instruments

The Company uses derivative financial instruments to manage certain exposures to the variability of foreign currency exchange rates. The Company's objective is to offset increases and decreases in expenses resulting from these exposures with gains and losses on the derivative contracts, thereby reducing volatility of earnings. The Company does not use derivative contracts for speculative or trading purposes. The Company recognizes derivatives, on a gross basis, in the Consolidated Balance Sheet at fair value. Cash flows from derivatives are classified according to the nature of the cash receipt or payment in the Consolidated Statement of Cash Flows.

The Company also uses foreign currency forward contracts to reduce the earnings impact that exchange rate fluctuations have on non-U.S. dollar balance sheet exposures. The Company does not apply hedge accounting to these foreign currency forward contracts.

Inventories

Inventories are stated at the lower of cost, determined using the first-in, first-out method, or net realizable value. The Company writes down the carrying value of inventory to net realizable value for estimated obsolescence or unmarketable inventory based upon assumptions about the age of inventory, future demand and market conditions. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the assets ranging from three to fifteen years. Leasehold improvements are depreciated over the lease term or their useful life, whichever is shorter.

The Company owns the facilities for its headquarters in Austin, Texas. The buildings are located on land which is leased through 2099 from a third party. The rents for these ground leases were prepaid for the term of the leases. The buildings and leasehold interest in ground leases are being depreciated on a straight-line basis over their estimated useful lives of 40 years and 86 years, respectively.

Business Combinations

The Company records business combinations using the acquisition method of accounting and, accordingly, allocates the fair value of acquisition consideration to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of the assets acquired and liabilities assumed is recorded as goodwill.

2. Significant Accounting Policies (Continued)

The results of operations of the businesses acquired are included in the Company's consolidated results of operations beginning on the date of the acquisition.

Long-Lived Assets

Purchased intangible assets are stated at cost, net of accumulated amortization, and are amortized using the straight-line method over their estimated useful lives, ranging from five to twelve years. Fair values are determined primarily using the income approach, in which the Company projects future expected cash flows and applies an appropriate discount rate.

Long-lived assets "held and used" by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

The Company tests goodwill for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if events occur that would indicate that the carrying value of goodwill may be impaired. The Company assesses goodwill for impairment by comparing the fair value of the reporting unit to its carrying amount. In determining fair value, several valuation methodologies are allowed, although quoted market prices are the best evidence of fair value. If the fair value of the reporting unit is less than its carrying amount, an impairment loss is recognized equal to that excess amount.

Leases

At the commencement date of a lease, the Company recognizes a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. The lease liability is measured at the present value of lease payments over the lease term. As its leases typically do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date taking into consideration necessary adjustments for collateral, depending on the facts and circumstances of the lessee and the leased asset, and term to match the lease term. The right-of-use ("ROU") asset is measured at cost, which includes the initial measurement of the lease liability and initial direct costs incurred by the Company and excludes lease incentives. Lease liabilities are recorded in other current liabilities and other non-current liabilities. ROU assets are recorded in other assets, net.

Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease costs are recognized on a straight-line basis over the lease term. Lease agreements that contain both lease and non-lease components are generally accounted for separately.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Substantially all of the Company's contracts with customers contain a single performance obligation, the sale of mixed-signal integrated circuit (IC) products. This performance obligation is satisfied when control of the product is transferred to the customer, which typically occurs upon delivery. Unsatisfied performance obligations primarily represent contracts for

2. Significant Accounting Policies (Continued)

products with future delivery dates. The Company has opted to not disclose the amount of unsatisfied performance obligations as these contracts have original expected durations of less than one year.

The transaction price reflects the Company's expectations about the consideration it will be entitled to receive from the customer and may include fixed or variable amounts. Variable consideration primarily includes sales made to distributors under agreements allowing certain rights of return, referred to as stock rotation, and credits issued to the distributor due to price protection. The Company estimates variable consideration at the most likely amount to which it expects to be entitled. The estimate is based on information available to the Company, including recent sales activity and pricing data. The Company applies a constraint to its variable consideration estimate which considers both the likelihood of a return and the amount of a potential price concession. Variable consideration that does not meet revenue recognition criteria is deferred. The Company records a right of return asset in prepaid expenses and other current assets for the costs of distributor inventory not meeting revenue recognition criteria. A corresponding deferred revenue and returns liability amount is recorded for unrecognized revenue associated with such costs. The Company's products carry a one-year replacement warranty. Payments are typically due within 30 days of invoicing and do not include a significant financing component.

Shipping and Handling

Shipping and handling costs are classified as a component of cost of revenues in the Consolidated Statements of Operations.

Stock-Based Compensation

The Company has stock-based compensation plans, which are more fully described in Note 15, *Stock-Based Compensation*. The Company accounts for those plans using a fair-value method and recognizes the expense in its Consolidated Statement of Operations.

Research and Development

Research and development costs are expensed as incurred. Research and development expense consists primarily of personnel-related expenses, including stock-based compensation, as well as new product masks, external consulting and services costs, equipment tooling, equipment depreciation, amortization of intangible assets, and an allocated portion of our occupancy costs. Assets purchased to support the Company's ongoing research and development activities are capitalized when related to products which have achieved technological feasibility or have an alternative future use, and are amortized over their estimated useful lives.

Advertising

Advertising costs are expensed as incurred. Advertising expenses were not material for any of the periods presented.

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax laws and related rates that will be in effect when the differences are expected to reverse. These differences result in deferred tax assets and liabilities, which are included in the Company's Consolidated Balance Sheets. The Company

2. Significant Accounting Policies (Continued)

then assesses the likelihood that the deferred tax assets will be realized. A valuation allowance is established against deferred tax assets to the extent the Company believes that it is more likely than not that the deferred tax assets will not be realized, taking into consideration the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible.

Uncertain tax positions must meet a more-likely-than-not threshold to be recognized in the financial statements and the tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon final settlement. See Note 17, *Income Taxes*, for additional information.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures*. This ASU requires interim and annual disclosure of significant segment expenses that are regularly provided to the chief operating decision-maker ("CODM") and included within the reported measure of a segment's profit or loss, requires interim disclosures about a reportable segment's profit or loss and assets that are currently required annually, requires disclosure of the position and title of the CODM, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, and contains other disclosure requirements. This authoritative guidance is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the effect of this new guidance on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)—Improvements to Income Tax Disclosures*. This ASU requires that reporting entities disclose specific categories in the effective tax rate reconciliation as well as information about income taxes paid. The authoritative guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the effect of this new guidance on our consolidated financial statements.

3. Discontinued Operations

On July 26, 2021, the Company sold its infrastructure and automotive business to Skyworks Solutions, Inc. for $2.75 billion in cash. The financial results of the infrastructure and automotive business, which are readily distinguishable from other components of the Company, have been presented as discontinued operations in the Consolidated Financial Statements because the sale represented a strategic shift for the Company.

3. Discontinued Operations (Continued)

The following table presents the financial results of the infrastructure and automotive business (the "discontinued operations") in the Company's Consolidated Statements of Income for the year ended January 1, 2022 (in thousands, except per share data):

Revenues	$ 233,918
Costs of revenues	95,457
Operating expenses	46,643
Operating income from discontinued operations	91,818
Gain on sale of discontinued operations	2,423,161
Income from discontinued operations before income taxes	2,514,979
Provision for income taxes	339,706
Income from discontinued operations	$2,175,273
Income from discontinued operations per share:	
Basic	$ 50.79
Diluted	$ 49.09

4. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share data):

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Income (loss) from continuing operations	$(34,516)	$91,402	$(57,874)
Shares used in computing basic earnings (loss) per share	31,804	35,086	42,830
Effect of dilutive securities:			
Stock-based awards and convertible debt	—	956	—
Shares used in computing diluted earnings (loss) per share	31,804	36,042	42,830
Earnings (loss) per share:			
Basic	$ (1.09)	$ 2.61	$ (1.35)
Diluted	$ (1.09)	$ 2.54	$ (1.35)

In periods where the Company reports income from continuing operations, diluted earnings per share was computed using the treasury stock method for stock-based awards and the if-converted method for convertible debt. Diluted shares for fiscal 2023 excluded 0.9 million shares and fiscal 2021 excluded 1.5 million shares due to the Company's loss from continuing operations for the periods.

The Company irrevocably elected to settle the principal amount of its 0.625% convertible senior notes due 2025 (the "2025 Notes") in cash and intended to settle any excess value in shares in the event of a conversion. In June 2023, the Company paid $535.0 million in cash and issued 0.9 million shares of common stock in connection with the conversions and redemptions of the 2025 Notes. For fiscal 2022, approximately 0.6 million shares were included in the denominator for the calculation of diluted earnings per share (related to the not yet converted or redeemed 2025 Notes.) See Note 10, *Debt*, to the Consolidated Financial Statements for additional information. Securities that were anti-dilutive were insignificant and were excluded from the computation of diluted earnings per share in all periods presented.

5. Fair Value of Financial Instruments

The following summarizes the valuation of the Company's financial instruments (in thousands). The tables do not include either cash on hand or assets and liabilities that are measured at historical cost or any basis other than fair value.

	Fair Value Measurements at December 30, 2023 Using		
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Cash equivalents:			
Money market funds	$137,195	$ —	$137,195
Total cash equivalents	$137,195	$ —	$137,195
Short-term investments:			
Corporate debt securities	$ —	$130,047	$130,047
Government debt securities	—	81,673	81,673
Total short-term investments	$ —	$211,720	$211,720
Total	$137,195	$211,720	$348,915

	Fair Value Measurements at December 31, 2022 Using		
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Cash equivalents:			
Money market funds	$310,969	$ —	$ 310,969
Corporate debt securities	—	3,249	3,249
Total cash equivalents	$310,969	$ 3,249	$ 314,218
Short-term investments:			
Corporate debt securities	$ —	$501,014	$ 501,014
Government debt securities	—	191,010	191,010
Total short-term investments	$ —	$692,024	$ 692,024
Total	$310,969	$695,273	$1,006,242

Valuation methodology

The Company's cash equivalents and short-term investments that are classified as Level 2 are valued using non-binding market consensus prices that are corroborated with observable market data; quoted market prices for similar instruments in active markets; quoted prices in less active markets; or pricing models, such as a discounted cash flow model, with all significant inputs derived from or corroborated with observable market data. Investments classified as Level 3 are valued using a discounted cash flow model. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, amount of cash flows, expected holding periods of the securities and a discount to reflect the Company's inability to liquidate the securities. The Company's foreign currency derivative instruments are valued using discounted cash flow models. The assumptions used in preparing the valuation models include foreign exchange rates, forward and spot prices for currencies and market observable data of similar instruments.

5. Fair Value of Financial Instruments (Continued)

Contractual maturities of investments

The Company's available-for-sale investments are reported at fair value, with unrealized gains and losses, net of tax, recorded as a component of accumulated other comprehensive loss in the Consolidated Balance Sheet. The following summarizes the contractual underlying maturities of the Company's available-for-sale investments at December 30, 2023 (in thousands):

	Cost	Fair Value
Due in one year or less	$155,431	$154,349
Due after one year through five years	57,518	57,371
	$212,949	$211,720

Unrealized Gains and Losses

The available-for-sale investments that were in a continuous unrealized loss position, aggregated by length of time that individual securities have been in a continuous loss position, were as follows (in thousands):

As of December 30, 2023	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt securities	$12,449	$ (13)	$ 95,760	$ (867)	$108,209	$ (880)
Government debt securities	28,255	(115)	31,122	(440)	59,377	(555)
	$40,704	$(128)	$126,882	$(1,307)	$167,586	$(1,435)

As of December 31, 2022	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt securities	$307,085	$(5,297)	$185,467	$(4,090)	$492,552	$ (9,387)
Government debt securities	76,651	(626)	100,209	(3,541)	176,860	(4,167)
	$383,736	$(5,923)	$285,676	$(7,631)	$669,412	$(13,554)

The gross unrealized losses as of December 30, 2023 and December 31, 2022 were due primarily to changes in market interest rates.

The Company records an allowance for credit loss when a decline in investment market value is due to credit-related factors. When evaluating an investment for impairment, the Company reviews factors such as the severity of the impairment, changes in underlying credit ratings, forecasted recovery, the Company's intent to sell or the likelihood that it would be required to sell the investment before its anticipated recovery in market value and the probability that the scheduled cash payments will continue to be made. As of December 30, 2023, there were no material declines in the market value of available-for-sale investments due to credit-related factors.

At December 30, 2023 and December 31, 2022, there were no material unrealized gains associated with the Company's available-for-sale investments.

5. Fair Value of Financial Instruments (Continued)

Level 3 fair value measurements

The following summarizes the activity in Level 3 financial instruments for the year ended December 31, 2022 (in thousands):

Assets

Auction Rate Securities	December 31, 2022
Beginning balance	$ 4,980
Sales (1)	(6,000)
Loss recognized in earnings	300
Gain (loss) included in other comprehensive income (loss)	720
Ending balance	$ —

(1) On May 31, 2022, the Company sold its prior remaining holding of auction-rate securities for $5.7 million.

Fair values of other financial instruments

Prior to its conversion or redemption in June 2023, the Company's debt was recorded at cost, but measured at fair value for disclosure purposes. The fair value of the Company's 2025 Notes was determined using observable market prices. The notes were traded in less active markets and were therefore classified as a Level 2 fair value measurement. As of December 31, 2022, the fair value of the notes was $671.9 million. No notes were outstanding as of December 30, 2023.

The Company's other financial instruments, including cash, accounts receivable and accounts payable, are recorded at amounts that approximate their fair values due to their short maturities.

6. Derivative Financial Instruments

The Company uses derivative financial instruments to manage certain exposures to the variability of foreign currency exchange rates. The Company's objective is to offset increases and decreases in expenses resulting from these exposures with gains and losses on the derivative contracts, thereby reducing volatility of earnings.

Cash Flow Hedges

Foreign Currency Forward Contracts

The Company may use foreign currency forward contracts to reduce the earnings impact that exchange rate fluctuations have on operating expenses denominated in currencies other than the U.S. dollar. Changes in the fair value of the contracts are recorded in accumulated other comprehensive loss in the Consolidated Balance Sheet and subsequently reclassified into earnings in the period during which the hedged transaction is recognized. The reclassified amount is reported in the same financial statement line item as the hedged item. If the foreign currency forward contracts are terminated or can no longer qualify as hedging instruments prior to maturity, the fair value of the contracts recorded in accumulated other comprehensive loss may be recognized in the Consolidated Statement of Operations based on an assessment of the contracts at the time of termination. As of December 30, 2023, the contracts had maturities of one to three months and an aggregate notional value of $6.8 million. Gains

6. Derivative Financial Instruments (Continued)

and losses expected to be reclassified into earnings in the next twelve months were not material. The fair value of the contracts, contract gains or losses recognized in other comprehensive income (loss) and amounts reclassified from accumulated other comprehensive loss into earnings were not material for any of the periods presented.

Non-designated Hedges

Foreign Currency Forward Contracts

The Company may use foreign currency forward contracts to reduce the earnings impact that exchange rate fluctuations have on non-U.S. dollar balance sheet exposures. The Company recognizes gains and losses on the foreign currency forward contracts in interest income and other, net in the Consolidated Statement of Operations in the same period as the remeasurement loss and gain of the related foreign currency denominated asset or liability. The Company does not apply hedge accounting to these foreign currency forward contracts. As of December 30, 2023, the Company held no such foreign currency forward contracts. The fair value of the foreign contracts and contract gains and losses recognized in income were not material for any of the periods presented.

7. Supplemental Information

The following tables show the details of selected Consolidated Balance Sheet items (in thousands):

Inventories

	December 30, 2023	December 31, 2022
Work in progress	$173,802	$ 75,112
Finished goods	20,493	25,305
	$194,295	$100,417

Property and Equipment

	December 30, 2023	December 31, 2022
Buildings and improvements	$ 130,482	$ 125,471
Equipment	68,703	62,304
Computers and purchased software	51,755	55,065
Leasehold interest in ground leases	23,840	23,840
Leasehold improvements	14,971	14,209
Furniture and fixtures	9,574	9,909
	299,325	290,798
Accumulated depreciation	(153,435)	(138,782)
	$ 145,890	$ 152,016

7. Supplemental Information (Continued)

Other Assets, net

	December 30, 2023	December 31, 2022
Equity-method investment (1)	$ —	$27,478
Other	123,313	67,275
	$123,313	$94,753

(1) At December 31, 2022, the Company held an 8% equity interest in Walden Technology Ventures III, a limited partnership. In fiscal 2023, the Company sold its ownership in this investment and recognized the net loss of $15.2 million in the Consolidated Statement of Operations.

Other Current Liabilities

	December 30, 2023	December 31, 2022
Accrued compensation and benefits	$16,891	$43,736
Income taxes payable	6,133	11,472
Other	35,931	33,928
	$58,955	$89,136

Other Non-Current Liabilities

	December 30, 2023	December 31, 2022
Lease liability—non-current	$19,830	$18,009
Other	50,974	31,062
	$70,804	$49,071

8. Risks and Uncertainties

Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, investments, accounts receivable and derivatives. The Company places its cash equivalents and investments primarily in municipal bonds, money market funds, corporate bonds, U.S. government securities, agency bonds, asset-back securities, and Yankee bonds. Concentrations of credit risk with respect to accounts receivable are primarily due to customers with large outstanding balances. The Company's customers that accounted for greater than 10% of accounts receivable consisted of the following:

	December 30, 2023	December 31, 2022
Arrow Electronics	*	29%
Other	13%	*

* Less than 10% of accounts receivable

8. Risks and Uncertainties (Continued)

The Company performs periodic credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company provides an allowance for expected credit losses based upon the net amount expected to be collected on such receivables. Losses have not been significant for any of the periods presented.

As a result of its use of derivative instruments, the Company is exposed to the risk that its counterparties will fail to meet their contractual obligations. To mitigate this counterparty credit risk, the Company has a policy to enter into contracts with only selected major financial institutions. The Company periodically reviews and re-assesses the creditworthiness of such counterparties based on a variety of factors.

Distributor Advances

On sales to distributors, the Company's payment terms often require the distributor to initially pay amounts owed to the Company for an amount in excess of their ultimate cost. The Company's sales price to its distributors may be higher than the amount that the distributors will ultimately owe the Company because distributors often negotiate price reductions after purchasing the product from the Company and such reductions are often significant. These negotiated price discounts are not granted until the distributor sells the product to the end customer, which may occur after the distributor has paid the original invoice amount to the Company. Payment of invoices prior to receiving an associated discount can have an adverse impact on the working capital of the Company's distributors. Accordingly, the Company has entered into agreements with certain distributors whereby it advances cash to the distributors to reduce the distributor's working capital requirements. The advance amounts are based on the distributor's inventory balance, and are adjusted quarterly. Such amounts are recorded in prepaid expenses and other current assets in the Consolidated Balance Sheet. The terms of these advances are set forth in binding legal agreements and are unsecured, bear no interest on unsettled balances and are due upon demand. The agreements governing these advances can be cancelled by the Company at any time.

Suppliers

A significant portion of the Company's products are fabricated by Taiwan Semiconductor Manufacturing Co. ("TSMC") or Semiconductor Manufacturing International Corporation ("SMIC"). The inability of TSMC or SMIC to deliver wafers to the Company on a timely basis could impact the production of the Company's products for a substantial period of time, which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Customers

The Company sells directly to end customers, distributors and contract manufacturers. Although the Company actually sells the products to, and is paid by, distributors and contract manufacturers, the Company refers to the end customer as its customer. None of the Company's end customers accounted for greater than 10% of revenue during fiscal 2023, 2022 or 2021. The Company's distributors that accounted for greater than 10% of revenue consisted of the following:

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Arrow Electronics	34%	33%	28%
Edom Technology	15%	17%	18%
Sekorm	*	*	12%

---

*   Less than 10% of revenue

9. Other Intangible Assets, Net

The gross carrying amount and accumulated amortization of other intangible assets, net are as follows (in thousands):

	Weighted-Average Amortization Period (Years)	December 30, 2023		December 31, 2022	
		Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Developed technology	8	$211,217	$(151,722)	$211,217	$(126,424)
Trademarks	12	910	(872)	910	(796)
Total intangible assets	8	$212,127	$(152,594)	$212,127	$(127,220)

The following table presents details of intangible asset amortization expense recognized in the Consolidated Statements of Operations (in thousands):

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Research and development	$25,298	$28,962	$32,319
Selling, general and administrative	76	5,109	12,186
	$25,374	$34,071	$44,505

The estimated aggregate amortization expense for intangible assets subject to amortization for each of the five succeeding fiscal years is as follows (in thousands):

Fiscal Year	
2024	$23,034
2025	13,369
2026	9,178
2027	9,178
2028	4,039

10. Debt

0.625% Convertible Senior Notes

On June 1, 2020, the Company completed a private placement of $535 million principal amount convertible senior notes (the "2025 Notes"). The 2025 Notes bore interest semi-annually at a rate of 0.625% per year and were scheduled to mature on June 15, 2025.

The 2025 Notes were convertible at a conversion rate of 8.1980 shares of common stock per $1,000 principal amount of the 2025 Notes, or approximately 4.4 million shares of common stock, which was equivalent to a conversion price of $121.98 per share. The conversion rate was subject to adjustment under certain circumstances. Holders may have converted the 2025 Notes under the following circumstances: during any calendar quarter after the calendar quarter ended on September 30, 2020 if the closing price of the Company's common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to $159.51 per share, representing 130% of the conversion price of the 2025 Notes ("the Sales Price Trigger"); during the five business day period after any ten consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the closing sale price of our

10. Debt (Continued)

common stock and the conversion rate on each such trading day; if specified distributions or corporate events occur; if the 2025 Notes are called for redemption; or at any time after March 15, 2025. The Company may have redeemed all or any portion of the 2025 Notes, at its option, on or after June 20, 2023, if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period.

The principal balance of the 2025 Notes was initially separated into liability and equity components, and recorded at fair value. The excess of the principal amount of the liability component over its carrying amount represented the debt discount, which was amortized to interest expense over the term of the 2025 Notes using the effective interest method. With the Company's adoption of ASU 2020-06 in fiscal 2022, the principal balance of the 2025 Notes was no longer separated between liability and equity components. This resulted in an increase to the carrying value of its convertible debt, representing the unamortized debt discount as of January 2, 2022, with an offsetting reduction in stockholders' equity.

The Company incurred debt issuance costs of $10.4 million, which were allocated to the liability and equity components in proportion to the allocation of the proceeds. Upon the adoption of ASU 2020-06, the equity component was reclassified to liabilities and remeasured to reflect cumulative amortization since the issuance of the 2025 Notes.

On March 22, 2023, the Company issued a notice of redemption for the 2025 Notes. Prior to the redemption, the Company received conversion notices representing $533.6 million principal amount of the notes. The Company paid $533.6 million in cash and issued 0.9 million shares of common stock, as well as $47 thousand in cash in lieu of fractional shares, for the conversions. Notes representing $1.4 million principal amount were redeemed at par, plus accrued interest. All note conversions and redemptions were completed in June 2023.

The liability component of the 2025 Notes is recorded in convertible debt on the Consolidated Balance Sheet. Prior to the Company's adoption of ASU 2020-06, the equity component of the 2025 Notes was recorded in stockholders' equity. The effective interest rate for the liability component was 5.336%. As of December 30, 2023, there were no remaining debt issuance costs.

Interest expense related to the Company's convertible debt was comprised of the following (in thousands):

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Contractual interest expense	$1,493	$3,346	$ 3,662
Amortization of debt discount	—	—	21,112
Amortization of debt issuance costs	960	2,003	1,655
	$2,453	$5,349	$26,429

Credit Facility

The Company and certain of its domestic subsidiaries (the "Guarantors") have a $400 million revolving credit facility, as amended on June 30, 2023, with a maturity date of June 30, 2028. The credit facility includes a $25 million letter of credit sublimit and a $10 million swingline loan sublimit. The Company also has an option to increase the size of the borrowing capacity by up to the greater of an aggregate of $250 million and 100% of EBITDA of the last four fiscal quarters, plus an amount that would not cause a secured net leverage ratio (funded debt secured by assets/EBITDA) to exceed 3.50 to 1.00, subject to certain conditions.

10. Debt (Continued)

The credit facility, other than swingline loans, will bear interest at the Adjusted Term Secured Overnight Financing Rate ("SOFR") plus an applicable margin or, at the option of the Company, a base rate (defined as the highest of the Wells Fargo prime rate, the Federal Funds rate plus 0.50% and the Adjusted Term SOFR plus 1.00%) plus an applicable margin. Swingline loans accrue interest at the base rate plus the applicable margin for base rate loans. The applicable margins for the Adjusted Term SOFR loans range from 1.00% to 1.75% and for base rate loans range from 0.00% to 0.75%, depending in each case, on the leverage ratio as defined in the credit facility.

The credit facility contains various conditions, covenants and representations with which the Company must be in compliance in order to borrow funds and to avoid an event of default, including financial covenants that the Company must maintain a consolidated net leverage ratio (funded indebtedness less cash and cash equivalents up to $750 million and divided by EBITDA) of no more than 4.25 to 1, and a minimum interest coverage ratio (EBITDA/interest payments) of no less than 2.50 to 1. As of December 30, 2023, the Company was in compliance with all covenants of the credit facility. The Company's obligations under the credit facility are guaranteed by the Guarantors and are secured by a security interest in substantially all assets of the Company and the Guarantors. As of December 30, 2023, $45.0 million was outstanding on the credit facility, with a weighted average interest rate of 6.46%.

11. Leases

The Company leases certain facilities under operating lease agreements that expire at various dates through 2030. Some of these arrangements contain renewal options and require the Company to pay taxes, insurance and maintenance costs. Lease costs for operating leases were $7.8 million, $7.3 million and $7.4 million during fiscal 2023, 2022 and 2021, respectively.

Supplemental Lease Information

Balance Sheet Information (in thousands)	Consolidated Balance Sheet Classification	December 30, 2023	December 31, 2022
Operating lease right-of-use assets	Other assets, net	$26,740	$24,717
Operating lease liabilities	Other current liabilities	$ 7,185	$ 6,281
Operating lease liabilities	Other non-current liabilities	$19,830	$18,009

	Year Ended	
Cash Flow Information (in thousands)	December 30, 2023	December 31, 2022
Cash paid for operating lease liabilities	$7,487	$7,518
Right-of-use assets obtained in exchange for operating lease obligations	$ 534	$3,198

	December 30, 2023	December 31, 2022
Operating Lease Information		
Weighted-average remaining lease term	5.4 years	5.1 years
Weighted-average discount rate	4.72%	3.96%

Silicon Laboratories Inc.
Notes to Consolidated Financial Statements (Continued)
December 30, 2023

11. Leases (Continued)

The maturities of operating lease liabilities as of December 30, 2023 were as follows (in thousands):

Fiscal Year	
2024	$ 7,772
2025	6,251
2026	4,559
2027	3,737
2028	2,676
Thereafter	6,219
Total lease payments	31,214
Less imputed interest	(4,199)
Total lease liabilities	$27,015

Lease income

The Company leases a portion of its headquarter facilities to other tenants. Lease income from operating leases was $3.1 million, $6.2 million and $4.9 million during fiscal 2023, 2022 and 2021, respectively.

Maturities of lease income as of December 30, 2023 were as follows (in thousands):

Fiscal Year	
2024	$2,481
2025	1,919
2026	1,322
2027	439
2028	452
Thereafter	233

12. Commitments and Contingencies

Litigation

The Company is involved in various legal proceedings that have arisen in the normal course of business. While the ultimate results cannot be predicted with certainty, the Company does not expect them to have a material adverse effect on its Consolidated Financial Statements.

13. Share Repurchases

The Company repurchased 1.5 million shares, 6.9 million shares and 6.5 million shares of its common stock for $213.0 million, $887.6 million, and $1.15 billion during fiscal 2023, 2022 and 2021, respectively. Shares repurchased in fiscal 2021 included purchases of 4.0 million shares through a tender offer, 1.7 million shares through an accelerated share repurchase agreement and 0.8 million shares through the Company's existing share repurchase program.

14. Revenues

The Company groups its products as Industrial & Commercial or Home & Life based on the target markets they address. The following represents revenue by product category (in thousands):

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Industrial & Commercial	$496,578	$ 573,725	$377,401
Home & Life	285,680	450,381	343,459
	$782,258	$1,024,106	$720,860

A portion of the Company's sales are made to distributors under agreements allowing certain rights of return and/or price protection related to the final selling price to the end customers. These factors impact the timing and uncertainty of revenues and cash flows. The Company did not recognize any revenue during fiscal 2023 from performance obligations that were satisfied in previous reporting periods, and recognized revenue of $30.1 million and $12.4 million during fiscal 2022 and 2021, respectively, from performance obligations that were satisfied in previous reporting periods. The following disaggregates the Company's revenue by sales channel (in thousands):

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Distributors	$611,332	$ 829,373	$584,010
Direct customers	170,926	194,733	136,850
	$782,258	$1,024,106	$720,860

15. Stock-Based Compensation

The Company has two active stock plans, the 2009 Stock Incentive Plan (the "2009 Plan") and the 2009 Employee Stock Purchase Plan (the "2009 ESPP") that have been amended and approved by shareholders from time to time.

- The 2009 Plan allows for grants of stock options, stock appreciation rights, performance shares, performance stock units, restricted stock units ("RSUs"), restricted stock awards ("RSAs"), performance-based stock units ("PSUs") and other awards (collectively, "awards"). All awards deduct one share from the 2009 Plan shares available for issuance for each share granted. Awards granted under the 2009 Plan contain vesting provisions mostly ranging from three to four years. To the extent awards granted under the 2009 Plan terminate, expire, or lapse for any reason, or are settled in cash, shares subject to such awards will again be available for grant.

- The 2009 ESPP allows eligible employees to purchase a limited number of shares of the Company's common stock at no less than 85% of the fair market value of a share of common stock at prescribed purchase intervals during an offering period. Each offering period is comprised of a series of one or more successive and/or overlapping purchase intervals and has a maximum term of 27 months.

2009 Plan

The Company granted to its employees 0.5 million, 0.5 million and 0.6 million shares of full value awards from the 2009 Plan during fiscal 2023, 2022 and 2021, respectively. Full value awards include RSUs, MSUs, and PSUs.

15. Stock-Based Compensation (Continued)

MSUs provide the rights to acquire a number of shares of common stock for no cash consideration based upon achievement of specified levels of market conditions. The requisite measurement period for these MSUs is also the vesting period, which is generally three years. MSUs granted in 2020 measured the relative performance of the total stockholders' return of the Company against that of a selected benchmarked group of companies. The Company granted no MSUs in fiscal 2023, 2022 and 2021.

PSUs provide for the rights to acquire a number of shares of common stock for no cash consideration based upon the achievement of specified revenue or profitability objectives during the year. The requisite performance period of these PSUs is approximately three years from the date of grant. The Company granted 85,554, 52,078, and 116,809 PSUs in fiscal 2023, 2022, and 2021, respectively.

2009 ESPP

The rights to purchase common stock granted under the 2009 ESPP are intended to be treated as either (i) purchase rights granted under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Internal Revenue Code (the "423(b) Plan"), or (ii) purchase rights granted under an employee stock purchase plan that is not subject to the terms and conditions of Section 423(b) of the Internal Revenue Code (the "Non-423(b) Plan"). The Company will retain the discretion to grant purchase rights under either the 423(b) Plan or the Non-423(b) Plan. During fiscal 2023, 2022 and 2021, the Company issued 154,000, 109,000, and 146,000 shares, respectively, under the 2009 ESPP to its employees. The weighted-average fair value for purchase rights granted in fiscal 2023 under the 2009 ESPP was $27.81 per share.

Accounting for Stock-Based Compensation

Stock-based compensation costs are based on the fair values on the date of grant for awards under the 2009 Plan, and on the date of enrollment for grants under the 2009 ESPP. The fair values of stock awards (such as RSUs, PSUs and RSAs) are estimated based on their intrinsic values. The fair values of MSUs are estimated using a Monte Carlo simulation. The fair values of stock options and grants under the 2009 ESPP are estimated using the Black-Scholes option-pricing model. The fair values of all such stock-based grants are generally amortized on a straight-line basis over the vesting period of the grants.

The Company estimates potential forfeitures of stock grants and adjusts compensation cost recorded accordingly. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock-based compensation expense to be recognized in future periods.

15. Stock-Based Compensation (Continued)

The following table presents details of stock-based compensation costs recognized in the Consolidated Statements of Operations (in thousands):

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Cost of revenues	$ 906	$ 1,152	$ 964
Research and development	35,491	32,860	24,986
Selling, general and administrative	11,812	26,498	30,892
	48,208	60,510	56,842
Income tax benefit	(6,230)	(5,980)	(954)
Share-based compensation—continuing operations	41,978	54,530	55,888
Share-based compensation—discontinued operations, net	—	—	(2,007)
Total	$41,978	$54,530	$53,881

The Company recorded $0.6 million and $7.8 million of stock-based compensation charges included in selling, general and administrative expense during fiscal 2023 and fiscal 2021, respectively, in connection with the modification of certain equity awards. The modifications were pursuant to employee terminations. There were no other significant modifications made to any stock grants during fiscal 2023, 2022 or 2021.

The Company had approximately $88.7 million of total unrecognized compensation cost related to equity grants as of December 30, 2023 that is expected to be recognized over a weighted-average period of approximately 2.0 years. There were no significant stock-based compensation costs capitalized into assets in any of the periods presented.

Fair value assumptions and stock awards activity

The fair values estimated from the Black-Scholes option-pricing model for ESPP shares granted were calculated using the following assumptions:

	Year Ended		
Employee Stock Purchase Plan	December 30, 2023	December 31, 2022	January 1, 2022
Expected volatility	40%	44%	42%
Risk-free interest rate %	5.47%	3.18%	0.05%
Expected term (in months)	9	9	9
Dividend yield	—	—	—

15. Stock-Based Compensation (Continued)

A summary of stock-based compensation activity with respect to fiscal 2023 follows:

Stock Options	Shares (000s)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (000s)
Outstanding at December 31, 2022	118	$38.80	3.12	$11,457
Exercised	24	$37.88		$ 2,162
Outstanding at December 30, 2023	94	$39.03	2.12	$ 8,790
Vested at December 30, 2023 and expected to vest . . .	94	$39.03	2.12	$ 8,790
Exercisable at December 30, 2023	94	$39.03	2.12	$ 8,790

RSAs and RSUs	Shares (000s)	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Vesting Term (In Years)	Aggregate Intrinsic Value (000s)
Outstanding at December 31, 2022	897	$134.74		
Granted	420	$137.11		
Vested or issued	(416)	$127.51		
Cancelled or forfeited	(77)	$142.05		
Outstanding at December 30, 2023	824	$139.34	1.14	$109,044
Outstanding at December 30, 2023 and expected to vest	759	$139.36	1.14	$100,329

PSUs and MSUs	Shares (000s)	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Vesting Term (In Years)	Aggregate Intrinsic Value (000s)
Outstanding at December 31, 2022	225	$134.93		
Granted	86	$188.45		
Vested or issued	(33)	$ 92.31		
Cancelled or forfeited	(33)	$ 95.47		
Outstanding at December 30, 2023	245	$164.62	1.22	$32,438
Outstanding at December 30, 2023 and expected to vest	85	$132.99	1.22	$11,205

The following summarizes the Company's weighted average fair value at the date of grant:

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Per grant of RSAs and RSUs	$137.11	$144.40	$135.28
Per grant of PSUs and MSUs	$188.45	$160.97	$145.11

15. Stock-Based Compensation (Continued)

The following summarizes the Company's stock-based payment and stock option values (in thousands):

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Intrinsic value of stock options exercised	$ 2,162	$ —	$ 986
Intrinsic value of RSUs that vested	$61,371	$57,621	$76,654
Grant date fair value of RSUs that vested	$53,088	$41,610	$47,726
Intrinsic value of PSUs and MSUs that vested	$ 5,163	$ —	$ 5,231
Grant date fair value of PSUs and MSUs that vested	$ 3,037	$ —	$ 3,562

As of December 30, 2023, the Company had reserved shares of common stock for future issuance as follows (in thousands):

2009 Plan	2,096
2009 ESPP	991
Total shares reserved	3,087

16. Employee Benefit Plan

The Company maintains a defined contribution or 401(k) Plan for its qualified U.S. employees. Participants may contribute a percentage of their compensation on a pre-tax basis, subject to a maximum annual contribution imposed by the Internal Revenue Code. The Company may make discretionary matching contributions as well as discretionary profit-sharing contributions to the 401(k) Plan. The Company contributed $3.3 million, $3.2 million and $3.5 million to the 401(k) Plan during fiscal 2023, 2022 and 2021, respectively.

17. Income Taxes

Income (loss) from continuing operations, inclusive of equity-method earnings (loss) and before income taxes, includes the following components (in thousands):

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Domestic	$(14,539)	$ 32,088	$(15,384)
Foreign	(12,034)	97,764	(29,063)
	$(26,573)	$129,852	$(44,447)

17. Income Taxes (Continued)

The provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Current:			
Domestic	$ 3,291	$ 52,834	$(12,630)
Foreign	15,599	3,856	9,447
Total Current	18,890	56,690	(3,183)
Deferred:			
Domestic	(9,036)	(17,728)	17,873
Foreign	(1,911)	(512)	(1,263)
Total Deferred	(10,947)	(18,240)	16,610
Provision for income taxes	$ 7,943	$ 38,450	$ 13,427

The reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Federal statutory rate	21.0%	21.0%	21.0%
Foreign tax rate benefit	(33.2)	(6.2)	(16.4)
(Nondeductible) nontaxable foreign items	(25.5)	4.4	(7.2)
GILTI and Subpart F income, net of foreign tax credits	(24.2)	16.5	(2.4)
Base erosion and anti-abuse tax	(7.4)	—	—
(Nondeductible) nontaxable domestic items	(3.6)	0.7	(2.8)
Foreign withholding taxes	(2.2)	0.4	—
State tax expense	(1.5)	1.2	(0.8)
Change in prior period valuation allowance	(1.5)	(0.3)	(10.5)
Net operating loss not benefited	—	—	(6.0)
Other tax effects of equity compensation	1.1	(0.3)	0.5
Nondeductible officer compensation	1.3	2.0	(10.3)
Excess tax benefit of stock-based compensation	4.0	(1.1)	3.7
Return to provision adjustments	16.5	(2.0)	0.8
Research and development tax credits	26.4	(5.3)	0.1
Other	(1.1)	(1.4)	0.1
Effective tax rate	(29.9)%	29.6%	(30.2)%

The decrease in the provision for income taxes for fiscal 2023 was primarily due to decreases in pre-tax book income and global intangible low-taxed income inclusions as compared to fiscal 2022. The provision for income taxes for fiscal 2022 increased from fiscal 2021 primarily due to the recognition of certain tax benefits for fiscal 2021 in discontinued operations under FASB ASU 2019-12, *Simplifying the Accounting for Income Taxes,* and the required adoption of new U.S. tax rules regarding the capitalization of research and experimental costs in fiscal 2022.

17. Income Taxes (Continued)

Under ASU 2019-12, the income tax benefit of a loss from continuing operations should be recognized in discontinued operations if the Company would be unable to benefit from the loss without considering the income from discontinued operations. As such, tax benefits associated with losses incurred for fiscal 2021 were recognized in discontinued operations.

The Tax Cuts and Jobs Act (the "Act") was enacted on December 22, 2017. Under the Act, research and experimental expenditures incurred for tax years beginning after December 31, 2021 must be capitalized and amortized ratably over five or fifteen years for tax purposes, depending on where the research activities are conducted. The Company has elected to treat global intangible low-taxed income ("GILTI") as a period cost, so the capitalization of research and experimental costs in GILTI increases the Company's provision for income taxes.

Additionally, the Act required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously deferred from U.S. income tax under U.S. tax law. The Company elected to pay the transition tax over the eight-year period provided in the Act. As of December 30, 2023, the unpaid balance of its transition tax obligation was $14.3 million, which is payable between April 2024 and April 2025. This was recorded as components of other current liabilities and other non-current liabilities in the Consolidated Balance Sheet in the amounts of $6.4 million and $7.9 million, respectively.

Silicon Laboratories Inc.
Notes to Consolidated Financial Statements (Continued)
December 30, 2023

17. Income Taxes (Continued)

Deferred Income Taxes

Deferred tax assets and liabilities are recorded for the estimated tax impact of temporary differences between the tax basis and book basis of assets and liabilities. Significant components of the Company's deferred taxes as of December 30, 2023 and December 31, 2022 were as follows (in thousands):

	December 30, 2023	December 31, 2022
Deferred tax assets:		
Capitalized research and development	$ 27,402	$15,188
Tax credit carryforwards	13,303	13,334
Intangible assets	7,188	7,938
Net operating loss carryforwards	6,911	4,965
Leases	6,584	5,517
Deferred income on shipments to distributors	6,465	6,726
Accrued liabilities	2,859	6,809
Other	3,072	7,118
	73,784	67,595
Less: Valuation allowance	(10,530)	(9,409)
	63,254	58,186
Deferred tax liabilities:		
Intangible assets	13,916	13,789
Fixed assets	8,353	8,518
Leases	6,238	5,189
Prepaid expenses and other	4,534	5,637
Unrealized gain on equity-method investment	—	4,120
	33,041	37,253
Net deferred tax assets (liabilities)	$ 30,213	$20,933

As of December 30, 2023, the Company had foreign net operating loss and research and development tax credit carryforwards of approximately $47.2 million and $0.2 million, respectively. The foreign net operating loss carryforward does not expire. The foreign research and development tax credits expire in fiscal years 2042 through 2043.

The Company also had U.S. federal net operating loss and research and development tax credit carryforwards of approximately $12.4 million and $1.1 million, respectively. These carryforwards expire in fiscal years 2026 through 2031. Recognition of these loss and credit carryforwards is subject to an annual limit, which may cause them to expire before they are used.

Additionally, the Company had state loss, state research and development, and state alternative minimum tax credit carryforwards of approximately $28.2 million, $12.9 million, and $0.1 million, respectively. Certain of these carryforwards expire in fiscal years 2025 through 2036, and others do not expire. Recognition of some of these loss and credit carryforwards is subject to an annual limit, which may cause them to expire before they are used.

A valuation allowance is established against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized. The Company maintains a valuation allowance with

17. Income Taxes (Continued)

respect to certain deferred tax assets relating to state research and development tax credits, state net operating loss carryforwards and state alternative minimum tax credits. The following table summarizes the activity related to the valuation allowance for deferred tax assets (in thousands):

	Balance at Beginning of Period	Additions Charged to Expenses	Deductions	Balance at End of Period
Year ended December 30, 2023	$9,409	$1,121	—	$10,530
Year ended December 31, 2022	$9,529	$ 792	$ (912)	$ 9,409
Year ended January 1, 2022	$5,311	$5,370	$(1,152)	$ 9,529

Prior to fiscal 2023, the Company asserted permanent reinvestment of the earnings of all foreign subsidiaries, except for Singapore and China. During fiscal 2023, the Company modified its previous indefinite reinvestment assertion for the remaining foreign subsidiaries and recorded a deferred tax liability for applicable withholding taxes on the undistributed earnings in those jurisdictions.

Uncertain Tax Positions

The following table summarizes the activity related to gross unrecognized tax benefits (in thousands):

	Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Beginning balance	$4,109	$3,677	$2,853
Additions based on tax positions related to current year	737	872	830
Additions based on tax positions related to prior years	22	—	—
Reductions based on tax positions related to prior years	—	(6)	(6)
Reductions for tax positions as a result of a lapse of the applicable statute of limitations	—	(434)	—
Ending balance	$4,868	$4,109	$3,677

As of December 30, 2023, December 31, 2022 and January 1, 2022, the Company had gross unrecognized tax benefits, inclusive of interest, of $5.4 million, $4.4 million and $3.9 million, respectively, of which $5.1 million, $4.4 million and $3.9 million, respectively, would affect the effective tax rate if recognized.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes. These amounts were not material for any of the periods presented.

Following the completion of the Norwegian Tax Administration ("NTA") examination of the Company's Norwegian subsidiary for income tax matters relating to fiscal years 2013 - 2016, the Company received an assessment from the NTA in December 2017 concerning an adjustment to its 2013 taxable income related to the pricing of an intercompany transaction. The Company is currently appealing the assessment. The adjustment to the pricing of the intercompany transaction results in approximately 141.3 million Norwegian kroner, or $13.9 million, additional Norwegian income tax. The Company disagrees with the NTA's assessment and believes the Company's position on this matter is more likely than not to be sustained. The Company plans to exhaust all available administrative remedies, and if unable to resolve this matter through administrative remedies with the NTA, the Company plans to pursue judicial remedies.

Silicon Laboratories Inc.
Notes to Consolidated Financial Statements (Continued)
December 30, 2023

17. Income Taxes (Continued)

The Company believes that it has accrued adequate reserves related to all matters contained in tax periods open to examination. Should the Company experience an unfavorable outcome in the NTA matter, however, such an outcome could have a material impact on its financial statements.

Tax years 2015 through 2023 remain open to examination by the major taxing jurisdictions in which the Company operates. The Company's 2021 tax year is currently under examination in India. Although the outcome of tax audits is always uncertain, the Company believes that the results of the examination will not materially impact its financial position or results of operations. The Company is not currently under audit in any other major taxing jurisdiction.

The Company believes it is reasonably possible that its gross unrecognized benefits will decrease by approximately $1.7 million, inclusive of interest, in the next 12 months due to the lapse of the statute of limitations.

18. Segment Information

The Company has one operating segment, mixed-signal analog intensive products, consisting of numerous product areas. The Company's chief operating decision maker is considered to be its Chief Executive Officer. The chief operating decision maker allocates resources and assesses performance of the business and other activities at the operating segment level.

The Company groups its products into two categories, based on the target markets they address. See Note 14, *Revenues*, for a summary of the Company's revenue by product category.

Revenue is attributed to a geographic area based on the shipped-to location. The following summarizes the Company's revenue by geographic area (in thousands):

| | Year Ended | | |
	December 30, 2023	December 31, 2022	January 1, 2022
United States	$ 92,550	$ 176,379	$ 97,471
China	219,741	334,821	311,513
Taiwan	90,382	105,602	68,196
Rest of world	379,585	407,304	243,680
Total	$782,258	$1,024,106	$720,860

The following summarizes the Company's property and equipment, net by geographic area (in thousands):

	December 30, 2023	December 31, 2022
United States	$116,357	$121,031
Rest of world	29,533	30,985
Total	$145,890	$152,016

19. Restructuring Activities

During the fourth quarter of 2023, the Company implemented a workforce reduction of approximately 10% of its employees to reduce costs and align its business in response to market conditions. In fiscal 2023, the Company incurred employee separation costs of $9.1 million and non-cash charges for the accelerated vesting of certain equity awards of approximately $0.6 million. Employee separation costs of $6.0 million were recorded to research and development expenses and $3.0 million were recorded to selling, general and administrative expenses within the Consolidated Statement of Operations. No further material amounts are expected to be incurred. In fiscal 2023, the Company paid approximately $5 million of employee separation payments and accrued approximately $4 million in other current liabilities at December 30, 2023.

Silicon Labs is the leading provider of silicon, software and solutions for a smarter, more connected world.

Founded in 1996 and headquartered in Austin, Texas, Silicon Labs has more than 1,496 patents issued or pending. The company's common stock is traded on the NASDAQ exchange under the ticker symbol "SLAB."

Silicon Labs' award accolades in 2023 include



LEAP AWARDS 2023
Bronze in Embedded Computing BG27 and MG27 SoCs



EE AWARDS OF ASIA AND TAIWAN 2023
Best RF / Wireless IC of the Year, BG27/MG27 SoCs

Best Green Tech Supplier, FG28 SoC

Innovation Award, MG24 SoC



GREAT PLACE TO WORK 2023
Certified since 2019



EMBEDDED WORLD 2023 BEST IN SHOW
Pro Kit for Amazon Sidewalk and SiWx917



CISCO SUPPLIER OF THE YEAR
Emerging Supplier of the Year



SCHNEIDER ELECTRIC
Best Collaboration Award



CES INNOVATION AWARDS
Honoree in Embedded Category for SiWx917



ACUITY BRANDS
Intelligent Wireless Technology Supplier of the Year

Board of Directors

Nav Sooch
Founder and Chairman

Sumit Sadana
Lead Independent Director and Chief Business Officer Micron Technology

Bill Bock
Independent Director

Matt Johnson
President and Chief Executive Officer

Gregg Lowe
President and Chief Executive Officer Wolfspeed

Nina Richardson
Independent Director

Christy Wyatt
Independent Director

Sherri Luther
Chief Financial Officer Lattice Semiconductor

Bob Conrad
Independent Director

Executive Officers

Matt Johnson
President and Chief Executive Officer

Mark Mauldin
Interim Chief Financial Officer

Brandon Tolany
Senior Vice President of Worldwide Sales and Marketing

Sandeep Kumar
Senior Vice President, Worldwide Operations

Corporate Information

Stock Listing
Common stock traded on NASDAQ, symbol SLAB

Options
The Company's options are traded on the Chicago Board Option Exchange and the American Stock Exchange.

Legal Counsel
DLA Piper US LLP
401 Congress Avenue,
Suite 2500
Austin, Texas, 78701 USA

Independent Registered Public Accounting Firm
Ernst & Young LLP
401 Congress Avenue,
Suite 1800
Austin, Texas, 78701 USA

Transfer Agent and Registrar
Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005
Tel. +1 (800) 937-5449

Stock Data
As of February 12, 2024, there were 31,904,670 shares of common stock issued and outstanding.

Annual Meeting
The Silicon Laboratories Inc. annual meeting will be held live via the Internet on April 18, 2024, at 9:00 a.m. Central Time. Please visit www.proxydocs.com/SLAB for more details.

Investor Relations
For more information about Silicon Labs, please visit our website at www.silabs.com, or contact:

Investor Relations
Silicon Labs
400 West Cesar Chavez Street
Austin, Texas, 78701 USA
+1 512-416-8500
investor.relations@silabs.com



The leading provider of silicon, software and solutions for a smarter, more connected world.